MANUALLY EXECUTED

24-10088

04026445

SEC MAIL PROCESSING RECEIVED APR 16 2004 WASH. D.C. 105 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Wahconah Park, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

39 Alford Road, Great Barrington, Massachusetts 01230 (413) 528 4693
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Donald B. Elitzer, 39 Alford Road, Great Barrington, Massachusetts 01230 (413) 528 4693
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Jonathan Baum
39 Hollenbeck Avenue
Great Barrington, Massachusetts 01230
(413) 528 7980

PROCESSED
APR 19 2004
THOMSON FINANCIAL

43-2045462
(I.R.S. Employer Identification Number)

7941
(Primary Standard Industrial
Classification Code Number)

This offering statement shall only be qualified upon the order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

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PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

(a) The issuer's directors are:

Jim Bouton
P.O. Box 188, 36 Millard Road, North Egremont, MA 01252

Donald B. Elitzer
39 Alford Road
Great Barrington, Massachusetts 01230

Eric Margenau
40 West 22nd St., #7B, NY, NY 10010

(b) The issuer's officers are:

Jim Bouton – President
Donald B. Elitzer – Secretary, Treasurer and Vice President
Jonathan Baum – Assistant Secretary

(c) The issuer has no general partners.

(d) Jim Bouton, Donald B. Elitzer and Eric Margenau are the sole record holders of 5 percent or more of the issuer's equity securities.

(e) Jim Bouton, Donald B. Elitzer and Eric Margenau are the sole beneficial holders of 5 percent or more of the issuer's equity securities.

(f) There are no promoters of the issuer other than Jim Bouton, Donald B. Elitzer and Eric Margenau.

(g) There are no affiliates of the issuer.

(h) Counsel to the issuer with respect to the proposed offering is Jonathan Baum, 39 Hollenbeck Avenue, Great Barrington, Massachusetts 01230.

(i) There is no underwriter with respect to the proposed offering.

(j) There is no underwriter with respect to the proposed offering.

(k) There is no underwriter with respect to the proposed offering.

(l) There is no underwriter with respect to the proposed offering.

(m) There is no underwriter with respect to the proposed offering.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities are to be offered by underwriters, dealers or salespersons.

(b) The securities are to be offered by the directors of the issuer in Massachusetts, New York and Connecticut. The securities will be offered through the electronic distribution of the final Offering Circular.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Within the one year preceding the filing of this Form 1-A, the only unregistered securities issued by the issuer or any of its predecessors or affiliated issuers are as follows:

(1) Wahconah Park, Inc.

(2) 4,500 shares of Common Stock, par value $.01 per share.

(3) The aggregate offering price or other consideration for which the securities were issued was $4,500, paid in cash.

(4) The securities were issued to Jim Bouton, Donald B. Elitzer and Eric Margenau, each a director of the issuer.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) There is no arrangement known to the issuer or to any person named in response to Item 1 above:

(1) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; or

(2) to stabilize the market for any securities to be offered.

(3) There is no underwriter or dealer with respect to the proposed offering.

(b) There is no underwriter with respect to the proposed offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

There are no experts named in the offering statement as having prepared or certified any part thereof.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

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PART II – PRELIMINARY OFFERING CIRCULAR

WAHCONAH PARK, INC.

5-103

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR

WAHCONAH PARK, INC.

Wahconah Park, Inc. (the "Company") is a development stage company formed in March 2004 for the purposes of rehabilitating and expanding the historic Wahconah Park ballpark owned by the City of Pittsfield, Massachusetts, acquiring a team franchise in an independent professional baseball league, and sponsoring baseball games and other events in the ballpark.

The Company hereby offers for sale to the public 5,500 Units, each Unit consisting of 1 share of common stock, par value $1.00 per share, with a purchase price of $.01 per share (the "Common Stock") and from 7 shares (at the minimum offering) to 10 shares (at the maximum offering) of Series A Redeemable, Non-Voting Preferred Stock, par value $.01 per share, each with a purchase price and liquidation preference of $72.73 per share (the "Series A Preferred Stock"). The subscription prices for Units will range from $510.11 (at the minimum offering) to $728.30 (at the maximum offering). Gross offering proceeds range from $2,805,605 (at the minimum offering) to $4,005,650 (at the maximum offering). The Company will establish the number of shares of Series A Preferred Stock that comprise a Unit and, correspondingly, the gross offering amount offered hereby (the "Final Offering Amount"), immediately prior to the date on which the Securities and Exchange Commission declares this Offering Circular qualified. If the Company does not receive by July 31, 2004 subscriptions for Units in an aggregate amount at least equal to the Final Offering Amount, all subscription agreements and subscription payments will be returned to subscribers without interest or reduction. Each of the Directors reserves the right to subscribe for and to acquire Units in this Offering on the same basis as all subscribers. Units acquired by Directors and the related subscription proceeds will be counted toward meeting the condition to closing set forth in this paragraph. (See "Terms of the Offering and Plan of Distribution.")

The Company maintains offices at 39 Alford Road, Great Barrington, MA 01230. Its telephone number is (413) 528-4693. Its e-mail address is WahconahPark@aol.com.

The Series A Preferred Stock is redeemable at any time and from time to time at the sole option of the Company at a redemption price equal to $72.73 per share. Until such time as no shares of Series A Preferred Stock are issued and outstanding, the Company will not (a) pay or declare a dividend or distribution on the Common Stock; (b) redeem, purchase or otherwise acquire any Common Stock, or (c) issue any security equal or senior to the Series A Preferred Stock in dividend priority or liquidation preference. The terms of the Series A Preferred Stock do not grant to the holders thereof the right to vote and do not provide for the accrual or payment of dividends. Neither the Common Stock nor the Series A Preferred Stock may be transferred to a person who does not maintain a domicile or a place of business in Berkshire County, Commonwealth of Massachusetts without the prior written consent of the Company. Certificates for such shares will bear a legend setting forth this restriction. Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to preemptive rights and is not subject to redemption. (See "Securities Being Offered.")

	Price Per Unit to Public	Underwriting discount and commissions	Proceeds to the Company
Per Unit (at the minimum offering, consisting of 1 share of Common Stock and 7 shares of Series A Preferred Stock)	$ 510.11	-0-	$ 510.11
Per Unit (at the maximum offering, consisting of 1 share of Common Stock and 10 shares of Series A Preferred Stock)	$ 728.30	-0-	$ 728.30
Minimum Offering (5,500 Units consisting of 5,500 shares of Common Stock and 38,500 shares of Series A Preferred Stock)	$2,805,605.00	-0-	$ 2,805,605.00
Maximum Offering (5,500 Units consisting of 5,500 shares of Common Stock and 55,000 shares of Series A Preferred Stock)	$4,005,650.00	-0-	$4,005,650.00

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

April 15, 2004

An investment in the Company involves numerous risks, including without limitation, the following: the Company has no operating history; the Company does not own a minor league baseball franchise at this time; the Company must obtain from city and state authorities multiple permits and waivers before the Company can begin construction; the costs and timing of construction are uncertain; the Company's business plan contains a high break even point and requires that attendance at the Ballpark increase substantially from recent attendance levels; the loss of the services of any of the Company's three principals could have a material adverse effect on the Company's prospects; and the Units, the Common Stock and the Series A Preferred may not be transferred without the prior consent of the Company. (See "Risk Factors.")

Nothing in this Offering Circular or any communication relating to this offering should be construed as investment, legal or tax advice. Prospective subscribers should consult their counsel, accountant and other professional advisors as to legal, tax and related matters concerning this investment.

The Company anticipates commencing the sale of the Units to the public on May 12, 2004.

Forward-Looking Statements. This Offering Circular contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Memorandum will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

TABLE OF CONTENTS

8-103

Risk Factors

INVESTMENT IN THE UNITS INVOLVES SUBSTANTIAL RISKS, SOME OF WHICH ARE SUMMARIZED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, AMONG OTHERS, CONCERNING THE COMPANY AND THE OFFERING PRIOR TO INVESTING. THE RISK FACTORS SET FORTH HEREIN AND THROUGHOUT THIS OFFERING CIRCULAR ARE NOT INTENDED TO BE AN EXCLUSIVE LIST OF THE GENERAL OR SPECIFIC RISKS OF INVESTMENT, BUT MERELY TO IDENTIFY CERTAIN CURRENTLY FORESEEABLE RISKS. OTHER UNFORESEEABLE RISKS MIGHT BECOME SIGNIFICANT IN THE FUTURE, AND RISKS WHICH ARE NOW FORESEEN MIGHT AFFECT THE COMPANY TO A GREATER EXTENT THAN ANTICIPATED.

(1) No operating history: The Company has no revenues or profits, and there is no assurance that it will be able to operate profitably.

(2) No team: The Company does not yet own a minor league baseball franchise, and there is no assurance that it will be able to acquire one.

(3) Environmental and other permitting requirements: Before the Company can begin construction, multiple permits and waivers will need to be obtained from city and state authorities, and there is no assurance that they will be forthcoming. Wahconah Park sits within the floodplain of the Housatonic River and is subject to the Rivers Protection Act as well as wetlands, zoning, building inspection, health & safety, and handicapped access regulations, among others.

(4) Uncertain construction costs and timing: The Company's business plan requires the successful completion of an ambitious construction schedule, including new structures that would double the seating capacity of the ballpark and substantial rehabilitation of the existing grandstand by April 2005, in time for try-outs and spring training for the 2005 baseball season. In addition to the regulatory uncertainties cited above, and the normal risks of cost overruns and delays associated with building projects, the project may be complicated by insubstantial subsoil that has required deep pile foundations for previous construction on the site, and the fact that the corrugated panels that form the exterior sheathing and roof of the existing grandstand contain an asbestos composite.

(5) High breakeven point: The Company's business plan anticipates that annual paid attendance will have to exceed 110,000 in order to cover projected annual overhead costs of $1.1 million. By comparison, the previous baseball club that occupied Wahconah Park realized only 43,846 attendees during the 2003 season, and the last affiliated ballclub (playing as the Pittsfield Mets and, in 2001, the Pittsfield Astros) averaged only 73,563 during their last five years.

(6) Weather: The Wahconah Park playing field and all but approximately 1,000 seats are completely exposed to the elements. Given the high breakeven point previously noted, an abnormally rainy summer could cause the Company to incur substantial operating losses.

(7) Dependence on key personnel: Loss of the services of any of the Company's three principals during its start-up phase and for at least a year thereafter could have a material adverse effect on the Company's prospects. The Company's president, Jim Bouton, is expected to play a major role in marketing Wahconah Park to a national audience.

(8) Public safety concerns: Fears about terrorism or the spread of an infectious disease might prompt governmental authorities to place tight restrictions on crowd sizes, or – even in the absence of governmental regulation – might discourage people from attending large public events. Such developments could be even more harmful to the Company than a rainy summer.

(9) Illiquid investment: There is no trading market for the securities being offered, and none is expected to develop. The private sale of these securities by the original investor to another party who does not maintain a domicile or a place of business in Berkshire County, Commonwealth of Massachusetts is prohibited unless approved by the Company. The Company is under no obligation to approve such sale or to repurchase the securities. Certificates representing shares of the Common Stock and the Series A Preferred Stock will contain a legend setting forth this restirction. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

Business and Properties

On March 8, 2004, the Company signed a license agreement with the City of Pittsfield for the use of Wahconah Park. (Please see Exhibit A.) Although the initial term of the License Agreement runs only until October 31, 2005, and requires at least $1.5 million to be invested in the Park prior to Opening Day 2005, it is automatically renewable annually, without limit, as long as the Company meets certain performance criteria:

(1) Provides professional baseball,
(2) Invests, on a cumulative basis, at least $100,000 annually in improvements and facility expenses, plus $100,000. (This requirement would have been met for the first 15 years by virtue of meeting the $1.5 million initial investment requirement),
(3) Performs all necessary maintenance and repairs (which also counts toward the cumulative investment requirement above),
(4) Allows the Park to be used for other community activities at times that do not conflict with Company-scheduled events, and
(5) Pays an annual license fee of $1.00.

Management of the Company believes that the right to use Wahconah Park is the Company's principal asset, and that Wahconah Park itself will be an important attraction for paying customers. Although the existing grandstand was built in 1949-50, Wahconah Park has hosted professional baseball since 1892, making it one of the oldest ballparks in the country.

The upgraded ballpark will seat approximately 4,500 people, making it far larger than any other performance space in Berkshire County, with the exception of Tanglewood (summer home of the Boston Symphony Orchestra in nearby Lenox, Massachusetts), which hosts crowds of up to 20,000, including lawn seating.

Beginning in 2005, management plans to have the Company sponsor at least 60 events in Wahconah Park each year between Memorial Day and Labor Day:

(1) Professional minor league baseball: The league in which the Company expects its to-be-formed team to play (either the Northeast League, a new short-season Atlantic League, or a combined short-season league) will probably have a 90-94 game regular season schedule for each club, thereby entailing 45-47 home games.

(2) Vintage baseball: The Company plans to sponsor the amateur resurrection of the Pittsfield Hillies, the professional team that played in Wahconah Park from 1919 to 1930. The team would play according to 1890's-1920's rules, wearing uniforms and using equipment true to that era. As such, it would join a loose association of more than a dozen vintage ball clubs from Connecticut, Rhode Island, Massachusetts, New York, and New Jersey. Management proposes that the Hillies would play 10-12 home games at Wahconah Park each season during the professional team's roadtrips. Team members would be recruited in open try-outs from the talented amateur and retired professional ballplayers living in and around Pittsfield. (Note that "vintage" does not necessarily mean "old-timer". Many players on vintage teams are in their 20's and 30's.) The Hillies are scheduled to debut July 4, 2004 at an unrefurbished Wahconah Park against the Hartford Senators, whose 1924 roster included Lou Gehrig before he was called up to the Yankees. (Gehrig hit one out of Wahconah into the Housatonic River.)

(3) Other events: During other open evenings, the Company would try to schedule movie nights with baseball features (such as "Field of Dreams", "Bull Durham", "The Natural", and "A League of Their Own"), plays being produced by Berkshire County's own theater troupes (in 2003, a special production of "Damn Yankees" to benefit Pittsfield's Colonial Theatre restoration was staged at Wahconah), and band concerts.

Sources of Revenue

The primary driver of financial performance for any events-based business with high fixed costs is attendance. As shown above, management intends to boost potential attendance at Wahconah Park in two ways not previously attempted by former tenants: (1) almost doubling the available seating in a substantially upgraded facility, and (2) increasing the number of events by approximately one-third (60 compared to 38-47 under the two previous tenants).

Given any level of attendance, the types of revenue recognized by minor league baseball operations are substantially the same, even though the gross amounts can vary widely:

(1) Ticket sales: Minor league baseball has a deserved reputation as "affordable family entertainment", in stark contrast to most major league sports. Individual ticket prices at Wahconah Park have not changed much in recent years. In 2003, the most expensive seats were $7.00, the upper grandstands were $5.00, and the bleachers were $4.00. Tickets were also sold on a group basis at a discount, particularly to the Berkshires' many summer camps, and season tickets had been available but not marketed aggressively. Management expects to increase prices at the high end, particularly for newly-constructed premium seating boxes, but to leave bleacher prices alone for now, even though the seats will be substantially upgraded (back supports and more generous spacing between rows). For financial modeling purposes, management is assuming an average ticket price of $5.00 across the full range of seating.

(2) Concession sales: Food, beverages, programs, scorecards, and souvenirs are also priced to be affordable. Wahconah Park has been underserved in this area, however. Two concession stands served traditional ballpark fare (hot dogs, hamburgers, french fries, peanuts, Cracker Jack, soft pretzels, candy bars, soft drinks), another one served pizza and soft drinks, and there was one stand each for beer and souvenirs. Even on not-so-crowded days, there were often long lines. The Company plans to have at least 24 concession stands. In addition to traditional items, which Company employees will sell, the expanded courtyard would offer a "Taste of the Berkshires" catered by a rotating selection of Berkshire restaurants offering a select sampling from their menus, and a rotating selection of "Shops of the Berkshires" offering a select sampling of their wares. Instead of opening the gates and the concession stands 30 minutes before game time, the gates and concessions would open at least two hours in advance, encouraging people to think of the Wahconah Park experience as "dinner and a show" rather than just as a ballgame. Management intends to charge concessionaires 30% of their gross sales and to plan for 50% margins on the Company's direct sales of beer, wine, and traditional ballpark food. For financial modeling purposes, management is assuming an average gross profit per patron of $3.00, with a target of $5.00.

(3) Corporate advertising: The principal vehicle for corporate advertising is outfield fence signage, although advertising sales include signage elsewhere in the ballpark, ads in programs, ads in pocket schedules, ads on scorecards, and sponsorship of specific nights, events and give-aways. In 2001, the last year for which data is available, there were 50 corporate outfield signs (or equivalent, since some were double or quadruple the standard 8' x 16' size) at Wahconah Park. In 2003, the posted rate for a sign was $2,500. For financial modeling purposes, management is assuming $3,000 per sign in 2005, and with proven higher attendance figures in subsequent years, has set a target of $5,000. The total advertising revenue objective in 2005 is $200,000.

(4) Miscellaneous: Other sources of revenue at minor league ballparks have been licensing fees for use of team logos and mascots, sale of broadcast rights, valet parking fees, and rental of the ballpark for private events (along with catering

services). Typically, few if any of these potential revenue streams have been tapped by prior tenants at Wahconah Park, and management has not included any of them in its financial model, although it intends to remain alert to opportunities in those areas.

Marketing Plan

The Company's goal is to reach 200,000 annual attendance at Wahconah Park (averaging about 75% of its 4,500 capacity per event, assuming 60 events) by marketing to local, regional, and national consumers. In addition to traditional media advertising, particularly local radio and newspaper, management intends to raise consumer awareness with brochures placed in local hotels, inns, and B&B's, cross-promotions with Berkshire cultural institutions, and national media attracted to the stories of Wahconah Park and Jim Bouton – the historic site that refused to die, and the maverick player who became an owner.

Fans need to feel a special connection to their team. A locally owned minor league team, including the 55% offered herein to a broad base of individuals and businesses, should be a source of pride to the community, and a new reason to go to the ballpark. This will be a major change from the past, when fans were often expected to root for the rival farm team of their major league favorites, with affiliations changing every few years. A locally owned team, rare in these days of moveable franchises, may generate the kind of fan loyalty found only in places like Green Bay, whose football fans own the Packers.

The fans should also enjoy a special rooting interest in their second team, the Pittsfield Hillies, so evocative of a simpler time when baseball was young, and staffed with recent local hometown sports heros.

The biggest attraction in professional sports is often the venue. Historic Wahconah Park, hosting professional baseball since 1892, will be marketed as an attraction as interesting as the game itself. For fans who tour the country visiting legendary ballparks, Wahconah will be presented as a must-see stopover in the triangle formed by Cooperstown, Fenway, and Yankee Stadium. With its own logo, licensed merchandise, historic site map identification, and Walkway Museum and Hall of Fame, Wahconah Park has the potential to gain a national identity. Even its quirky "flaws", such as its wooden grandstands and its infrequent sun delays, could become the well-known "signature" features of its national reputation. Management will know that it's on the right track when the umpire's call for a sun delay triggers a standing ovation.

An application is currently pending with the Massachusetts Historical Commission for a recommendation to place Wahconah Park on the National Register of Historic Places, a designation which could be made as early as 2005.

Notwithstanding the brief, unsuccessful tenure of the Berkshire Black Bears, the virtues of a well-run independent league club compared to affiliated single A ball should soon be as obvious to the uninitiated as it already is to the fans who have observed it. The level of play is considered at least AA, with recently released AA, AAA, and Major League players on the roster, some on the way down, others on the way up. Other advantages include more local players and returning favorites, and a greater, more immediate chance for a player to be called up to the big leagues. And who better a spokesperson than Bouton, who has *actually* played both independent league ball and pitched in the World Series?

The marketing strategy behind management's plan for Wahconah Park is based on the concept of "share of customer" rather than "share of market." The beautiful Berkshires are already being effectively marketed as "America's Premier Cultural Resort," drawing approximately 2 million visitors last year, according to the Visitors Bureau. These people who flock to the Berkshires during the height of the tourist season (which conveniently overlaps most of the baseball season) are already motivated to sample one or several of the area's many offerings: Tanglewood, Shakespeare & Company, and The Mount in Lenox; Jacob's Pillow in Becket; the Norman Rockwell Museum and Chesterwood in Stockbridge; the Williamstown Theater Festival and the Clark Museum in Williamstown; Mass MoCA in North Adams; the Berkshire Museum in Pittsfield; and Hancock Shaker Village, to name only the most prominent.

Only a small fraction of these tourists are even aware that professional baseball is played in Berkshire County, let alone that it is old-fashioned, close-to-the-field baseball in an historic ballpark that substantially pre-dates many of the Berkshires' better-known sites. Although Pittsfield is conveniently located right in the heart of Berkshire County, visitors and even residents of North County and South County zip through and around the city in their eagerness to eat sushi in Great Barrington or attend a late-night cabaret in Williamstown.

Management's goal is to capture for Pittsfield at least a modest share of those tourist dollars that are now being spent elsewhere in Berkshire County. After several days of the "high culture" of classical music, dance, theater, and museums, many visitors (particularly families with children) should welcome the opportunity to enjoy an inexpensive evening of hot dogs and baseball.

But to be consistent with its marketing focus on "share of customer," the Company proposes to provide the Park's patrons with more reasons to spend money than just hot dogs and baseball. With a season-long "Taste of the Berkshires" food court, restaurants and bakeries in Pittsfield and throughout the county will be invited, on a rotating basis, to sell inexpensive, previously-prepared miniature versions of their signature dishes at Wahconah. Many people, including those with only a passing interest in baseball, will be encouraged to come to the park an hour or more before game time to sample a continuously-changing selection of the Berkshires' best food.

Intermingled with Taste of the Berkshires booths would be "Shops of the Berkshires" – a rotating selection of Pittsfield merchants and other Berkshire shops and artisans displaying and selling a sampling of their wares before and during every home game or other event.

In addition to a restrained number of standard minor league promotions, management plans to introduce a few new ones, taking advantage of this quirky ballpark in the middle of a cultural mecca. Jugglers, mimes, musicians, thespians, and dancers from the Berkshires' other high-profile cultural attractions would perform in the courtyard plaza prior to the main event. "Sun delay" might mean free sunglasses to the fan who guesses its exact duration. "Celebrity anthem" could feature musical performers in town for the summer. Notables from the worlds of literature, art, and theater, most of them baseball fans, once invited, may soon vie to throw out the "first pitch."

A "Walkway Museum and Hall of Fame" will be built behind the new stands and home team clubhouse on the left field line. The museum will feature artifacts, photos, and letters from local archivists and private citizens, documenting the history of Wahconah Park since 1892. The Hall of Fame section will display photos and newspaper clippings of the Park's most famous athletes (including Jim Thorpe, Casey Stengel, and Lou Gehrig, and boxers Sugar Ray Robinson and Willie Pep) and greatest moments.

Management's vision for Wahconah Park is not just for tourists. Ideally, the Park will become Pittsfield's "town square," a place where – in a less-frenzied era – people would come to mingle with their neighbors. In this case, "neighbors" will be broadly defined – across town and around the county.

Cost Categories

Management estimates that the Company's overhead and operating costs will be approximately $1.1 million annually, broken down into the following broad categories:

Ballpark operations, including field maintenance & supplies, utilities, waste removal, cleaning, repair, security, game day payroll, equipment, and staff uniforms: $300,000.

Baseball operations, including league dues, player payroll ($87,500 "cap" on whole team in Northeast League), coaching salaries, travel (bus, lodging & per diems), medical, uniforms, laundry, baseballs, bats, and other equipment: $310,000.

Advertising, including print, radio, direct mail, ticket and brochure design and printing, and signage production: $100,000.

General & Administrative, including payroll, insurance, professional fees, telephone, postage, office supplies, computer maintenance, and travel: $390,000.

Operating Income Model

In order to demonstrate the dynamics of profit and loss in the Company's proposed operation, management has prepared a simple financial model. The numbers that follow are NOT a projection of expected results!

Cash Flow Breakeven Case

Assumptions:	60	Home Events
	$5.00	Average Ticket Price
	3.00	Average Concession Profit Per Fan
	$8.00	Average Revenue Per Fan
	$200,000	Advertising Revenue
	$1,100,000	Operating Expenses
	112,500	Total Season Attendance
	1,875	Average Attendance Per Event

Summary P&L:

Fan Revenue	$900,000
Advertising Revenue	200,000
Total Revenue	$1,100,000
Operating Expenses	1,100,000
Income Before Depreciation & Taxes	- 0 -

Sensitivity Matrix of Income (Loss) Before Depreciation & Taxes

		Average Revenue Per Fan	
		$8.00	**$10.00**
Average Attendance Per Event	**1,000**	(420,000)	(300,000)
	2,000	$60,000	$300,000
	3,000	$540,000	$900,000
	4,000	$1,020,000	$1,500,000

Baseball in the Berkshires

At least since 1919, when the City of Pittsfield acquired Wahconah Park from a private owner, the ball club that has played in the Park has been the only professional team with its home in Berkshire County. Management does not expect this "natural monopoly" to change. According to the last census, there are 134,000 residents in the county, including 45,000 in Pittsfield, not counting a substantial number of second home owners. Management believes that having a de facto professional baseball monopoly in a county with approximately 2 million annual tourist visits represents a strong but previously underutilized marketing opportunity. According to Travel Industry of America statistics released by the Massachusetts Office of Travel & Tourism, overnight visitors spent $251 million in Berkshire County in 2002. This number does not include the large flow of "day trippers" who live within an hour's drive of Wahconah Park, a radius that includes parts of Albany, Troy, Bennington, Brattleboro, Springfield, and northwestern Connecticut.

There are two amateur teams that are scheduled to play in the New England Collegiate Baseball League in Berkshire County in 2004: the North Adams SteepleCats and the Berkshire Dukes, a new team being formed to play at the Dan Duquette Sports Academy in Hinsdale.

The closest professional baseball team is the Tri-City ValleyCats, formerly the Pittsfield Mets and Astros, whose owner moved the short season "single A" club to a new stadium on the Hudson Valley Community College campus in Troy, New York, about an hour's drive from Pittsfield, beginning with the 2002 season.

In addition to affiliated baseball (the ValleyCats are a NY-Penn League team), two independent minor leagues operate in the Northeast: the Northeast League and the Atlantic League. The Northeast League is a short-season league, playing about 90 games, and the Atlantic League is a full season league, playing about 140 games. Although they play in several modern stadiums, the Northeast League teams generally occupy older ballparks, whereas the Atlantic League has new stadiums, except for the recently renovated ballpark in Nashua, NH. The Berkshire Black Bears, who played in Wahconah Park in 2002 and 2003 before moving (with a new name) to New Haven for 2004, are a Northeast League club.

The following tables show attendance for the teams that played in these two leagues during the 2003 season:

Northeast League:

	Season Total Attendance	Home Games	Average Attendance
Brockton	149,738	42	3,565
Quebec	152,153	43	3,538
New Jersey	100,559	39	2,578
North Shore	76,016	41	1,854
Elmira	52,100	45	1,158
Bangor	46,843	43	1,089
Allentown	40,787	40	1,020
Berkshire	43,846	45	974

Atlantic League:

	Season Total Attendance	Home Games	Average Attendance
Long Island	421,359	70	6,019
Somerset	345,798	67	5,161
Camden	300,130	66	4,547
Bridgeport	231,407	68	3,403
Newark	191,034	63	3,032
Atlantic City	177,723	69	2,576
Nashua	132,278	69	1,917

Management of the Company has a non-binding verbal understanding with the Atlantic League to purchase a short-season team franchise for $500,000, subject to reaching satisfactory payment terms and to the formation of the division in which it would play. The Atlantic League has been engaged in discussions with the Northeast League regarding a realignment of some of the teams. The objective would be to form a four-team Atlantic League division to play an interlocking schedule with two Northeast League divisions. Alternatively, this short-season Atlantic League division could play an interlocking schedule with a six- or eight-team full season Atlantic League division. In either case, the first season would be in 2005.

If discussions between the two leagues or between the Atlantic League and the Company do not reach fruition by late summer 2004, management of the Company would consider pursuing the formation of a new "Colonial League" that would include cities with available but empty ballparks in Massachusetts and upstate New York.

Facilities Plan

Working with local engineers and architects, management has developed a plan for the refurbishment and substantial expansion of Wahconah Park. Key features of the plan include almost doubling the seating capacity, more than quadrupling public restroom facilities, at least quintupling concession stands, and creating a Walkway Museum and Hall of Fame.

The first phase and largest part of the project will be to build new permanent back-supporting bleachers along the sidelines with clubhouses underneath. The home team clubhouse, along the left field line with public restrooms at the far end, will be 170 feet long under a seating arrangement that will match the row spacing, pitch, and materials of the original grandstand, but without a roof. Behind the top row of seats will be a flat picnic area for group or corporate use, and under that area, running almost the entire length of the back of the clubhouse, will be the Walkway Museum and Hall of Fame.

A similar structure, without the picnic area and Walkway, will be built along the right field line, with the visitors' clubhouse, umpires' facilities, and additional public restrooms underneath.

Four rows of bleachers will be built above and behind the entire outfield fence. Several concession stands will be placed in the far right and left corners of the ballpark, between the ends of the clubhouse stands and the beginning of the outfield fence seating. New bullpens will be placed beyond the fence line in the far corners.

The current clubhouses – squat cinder-block add-ons to the originally symmetrical facade of the grandstand – will be demolished. The current concession facilities, restrooms, office, and ejector pump room that have been built haphazardly under the grandstand will be demolished. Before replacing them with large new restrooms under both wings of the grandstand, the steel understructure of the stands will be sandblasted, primed, and painted, and steel and wood will be replaced or reinforced where necessary. The bottom ten feet of the old asbestos composite corrugated siding, which is dented in many places, will be overclad with new corrugated metal panels or wood slats.

The current dugouts, which sit too high because they aren't actually dug out, will be replaced with true dugouts that will have premium-priced corporate box seating above and behind them.

The current chainlink fence that encompasses a shallow courtyard in front of the central ramp into the grandstand will be removed, and a new courtyard perimeter 90 feet back from the grandstand will be established with several dozen concession stands. The courtyard will have ample space for open-air concessions, picnic tables, and a portable stage for pre-game performances.

The entrance to the park will be reconfigured and the parking area – prone to flooding – will have its top layer of dirt removed and replaced with crushed stone underlaid with perforated pipe. Adjacent Park land will have its turf stabilized for overflow parking.

The courtyard and adjacent pedestrian areas within the ballpark (almost one acre) will be paved with concrete stones. The Company plans to pay for this feature by selling "naming rights" for individual stones. Each stone so designated will be laser-engraved with the purchaser's name, hometown, and state.

A diagram of Wahconah Park that shows the footprint of the existing grandstand and the structures to be added is attached as Exhibit B.

Use of Proceeds

	Minimum	Maximum
Total Proceeds	$2,805,605	$4,005,650
Less: Offering Expenses		
Legal & miscellaneous	20,000	20,000
Net Proceeds from Offering	$2,785,605	$3,985,650
Use of Net Proceeds		
Capital Improvements to Park	$2,000,000[1]	$2,500,000[1]
Purchase of Team Franchise	500,000	500,000
Working Capital	285,605	985,650
Total Use of Net Proceeds	$2,785,605	$3,985,650

Directors, Executive Officers, and Significant Employees; Remuneration

The Company's three founding shareholders are also its only directors and employees. These individuals have never received management fees or salaries from the Company and they have agreed to work on behalf of the Company without management fees or salaries until 2006. Thereafter, they will be compensated in a manner commensurate with standards in the industry, as determined by the Board of Directors.

Jim Bouton
President & Director

Jim Bouton, 65, had an eight-year major league career, pitching for the New York Yankees, Seattle Pilots, Houston Astros and Atlanta Braves. In 1963 he won 21 games for the Yankees and made the all-star team. In 1964 he won 18 games and beat the Cardinals twice in the World Series.

[1] Includes up to $100,000 advanced by the founders for surveying, engineering and architectural services. These amounts will be returned to the founders from the net offering proceeds.

In 1970 Bouton wrote *Ball Four*, the largest selling sports book in history, and the only sports book selected by the New York Public Library as one of the "Books of the Century." *Ball Four: The Final Pitch*, published in 2000, is the third and final update.

Following the controversy of *Ball Four*, Bouton became a television sportscaster and helped WABC-TV and then WCBS-TV climb to first place in the ratings. During the 70's he also wrote a sequel to *Ball Four* entitled *I'm Glad You Didn't Take It Personally*, won good reviews as an actor in "The Long Goodbye", and created, wrote and acted in a CBS network situation comedy based on his book.

In 1978 Bouton made a comeback to baseball with the Atlanta Braves. Gambling his TV career for a dream, he spent two years in the minor leagues developing his knuckle ball. When he beat the San Francisco Giants 4-1, it was his first major league win in eight years, the longest hiatus on record from a major sport.

During his comeback to baseball Bouton developed Big League Chew, shredded bubble gum in a pouch, which has replaced chewing tobacco at many high schools and colleges. Collegiate Baseball Newspaper awarded him its first annual health and safety award for creating a healthy alternative to chewing tobacco.

Bouton's career as an entrepreneur continued into the 1980s with a variety of patented inventions, including a multi-use sports arena.

In 1996 he was featured in Macmillan's *Sports 100*, "The One Hundred Most Important People in American Sports History." And in 2001 he was inducted into the Baseball Reliquary - the "People's Hall of Fame" - in Pasadena, California.

In 2003, Bouton published *Foul Ball*, a diary of his first attempt to save Wahconah Park during the summer of 2001.

Bouton, who lives in North Egremont with his wife Paula Kurman, is a motivational speaker and a frequent guest on radio and television. His hobbies are building stone walls and ballroom dancing.

Donald B. Elitzer
Secretary-Treasurer, Vice President & Director

Chip Elitzer, 56, formed Elitzer Associates, Inc. as a private investment bank in 1984. In addition to conventional corporate finance and merger & acquisition assignments, the firm has sponsored and participated in leveraged buy-outs, acted as management's representative in management buy-outs, and arranged substantial refinancings and going-public transactions for corporate clients.

Prior to forming his own firm, Mr. Elitzer was Vice President in Corporate Finance at Rothschild Inc., where he structured and financed all leveraged acquisitions undertaken by Rothschild as principal or agent during his eight-year tenure. He was also active in public equity offerings, private debt placements, and venture capital financings. In the venture field, he raised private equity capital for companies in various industries, including biotechnology, computer peripherals, semiconductors, specialty chemicals, and metal fabrication.

Prior to Rothschild, Mr. Elitzer was an officer of the Chase Manhattan Bank, a management consultant to the Ford Foundation, and the developer of a consumers' and producers' cooperative in the Amazon jungle (Brazil). He holds an M.P.A. (1974) from Princeton University and a B.A. (1969) from Dartmouth College.

Mr. Elitzer is the founder and chairman of the Berkshire Hills Technology Fund, established in 2000 to ensure that all students, teachers, and administrators in the Berkshire Hills Regional School District (K-12, serving the towns of Great Barrington, Stockbridge, West Stockbridge, and Housatonic) have home-based computers connected to the Internet, and to fund a competitive annual grants program for the creative use of technology in the classroom. The first four rounds of grants have supported 46 projects by 75 BHRSD teachers.

Mr. Elitzer is also a Director of the Berkshire South Regional Community Center, recently constructed in Great Barrington, and on the Board of the Williamstown Theatre Festival.

He and his wife, Cindy, and their three sons have been full-time residents of Great Barrington since 1996. Daniel is a sophomore at Pomona College, Sam is working and studying on an Israeli kibbutz, and Jacob is a sophomore at Monument Mountain Regional High School. They were all avid fans of the Pittsfield Mets.

Eric Margenau
Director

Dr. Margenau, 62, has been a professional sports entrepreneur since 1986 when he purchased the Watertown Pirates of the New York-Penn League. During the last 18 years, he has owned and managed 17 professional teams, including seven baseball teams, five ice hockey teams, and five arena football teams. Fourteen of these teams are enduring assets in their original cities. The other three are thriving in new homes after being forced to relocate by affiliated minor league stadium requirements.

He currently owns and operates two United Hockey League franchises (the Richmond Riverdogs and the Adirondack Icehawks), and two arena football teams (the publicly-owned Orlando Predators and a new team that will begin playing in Manchester, NH, in April 2004).

Prior to founding Margenau Management Corp., Dr. Margenau served as Executive Director of the Center for Sports Psychology. In his capacity as a sports psychologist, he acted as a consultant to several major league baseball teams including the New York

Yankees, Pittsburgh Pirates and Chicago White Sox helping players deal with psychological, emotional and performance problems.

He received his bachelor's degree from Dickinson College and his doctorate from New York University. He and his family have owned a home in Stockbridge for many years. He and his wife, Anne, and son, Max, currently reside in New York City. He also has a daughter, Danielle, and three grandchildren, "A.J.", Chloe, and Sophie.

Security Ownership of Management and Certain Securityholders

The following table sets forth as of the date of this Offering Circular certain information as to the ownership of the Company's Common Stock by each of the Company's directors and executive officers. No person, other than the directors and officers of the Company, are beneficial owners of more than five percent of the outstanding Common Stock of the Company prior to this offering. At this time, none of the officers and directors intends to acquire Units. The address of each person named below is c/o Wahconah Park, Inc., 39 Alford Road, Great Barrington, MA 01230.

Name of Owner	Shares of Common Stock Beneficially Owned Prior to Offering		Percent of Common Stock Beneficially Owned After the Offering
	Number of Shares	Percent	
Jim Bouton	2,025	45	20.25
Donald B. Elitzer	2,025	45	20.25
Eric Margenau	450	10	4.50
Total	4,500	100	45.00

Securities Being Offered

General

The authorized capital stock of the Company consists of 20,000 shares of Common Stock, par value $.01 per share and 100,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of the date hereof, 4,500 shares of Common Stock are issued and outstanding and no shares of Series A Preferred Stock are issued and outstanding or the subject of subscription agreements. Of the authorized preferred stock, 55,000 shares have been designated by the Board of Directors as Series A Preferred Stock.

The Units offered hereby consist of 1 share of Common Stock and range from 7 shares (in a minimum offering) to 10 shares (in a maximum offering) of Series A Preferred Stock.

The Board of Directors has the authority, without further stockholder approval, to issue the balance of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, *provided that*, no such series may be equal or senior to the Series A Preferred Stock in dividend priority or liquidation preference. As of the date hereof, the Company has not designated any shares of Preferred Stock other than the Series A Preferred Stock.

A "deal diagram" illustrating this offering on a fully-subscribed basis is attached as Exhibit C.

Restrictions on Transfer and Proxies

The private sale of the Common Stock or the Series A Preferred Stock by the original investor to a person who is not a resident of Berkshire County, Commonwealth of Massachusetts is prohibited unless approved by the Company. The Company is under no obligation to approve such sale or to repurchase the securities. Certificates representing shares of the Common Stock and the Series A Preferred Stock will contain a legend setting forth this restirction.

Without the prior written consent of the Company, no proxy may be given to a person who does not maintain a domicile or a place of business in Berkshire County, Commonwealth of Massachusetts.

Series A Preferred Stock

The Company's Board of Directors has authorized the issuance of up to 55,000 shares of Preferred Stock pursuant to the Company's Certificate of Incorporation and resolutions adopted by the Board of Directors and set forth in a Certificate of Designation of Series A Redeemable, Non-Voting Preferred Stock which contains the designations, rights, powers, preferences, qualifications and limitations of the Series A Preferred Stock. Upon issuance, the shares of Series A Preferred Stock offered hereby will be fully paid and non-assessable.

The following is a summary of the terms of the Series A Preferred Stock. This summary is not intended to be complete and is subject to, and qualified in its entirety by, reference to the Certificate of Designation setting forth the rights, preferences and limitations of the Series A Preferred Stock.

Dividends

Holders of shares of the Series A Preferred Stock, in their capacity as holders of Series A Preferred Stock, are not entitled to any dividends, whether payable in cash, property or shares of capital stock. Until such time as no shares of Series A Preferred Stock are issued and outstanding, no dividends shall be paid or declared and set aside for payment or other distribution made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation.

Redemption

The Company may, at its option, redeem the Series A Preferred Stock, in whole or in part, at a redemption price of $72.73 per share. Notice of redemption must be mailed to each holder of Series A Preferred Stock to be redeemed at his last address as it appears upon the Company's registry books at least thirty days but no more than 60 days prior to the record date of such redemption.

On or after the redemption date, holders of shares of Series A Preferred Stock which have been redeemed shall surrender their certificates representing such shares to the Company at its principal place of business or as otherwise specified and thereupon the redemption price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. From and after the redemption date, all rights of the holders of such shares shall cease with respect to such shares and such shares shall not thereafter be transferred to the books of the Company or be deemed to be outstanding for any purpose whatsoever.

Voting Rights

The Company may not, without the affirmative consent or approval of the holders of shares representing at least 67% by voting power of the Series A Preferred Stock then outstanding, acting separately as one class,

i) in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock;

ii) in any manner authorize, create or issue any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, prior to or on a parity with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of Series A Preferred Stock, or authorize, create or issue any shares of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any shares having any such preference or priority or so adversely affecting the holders of Series A Preferred Stock; or

iii) reclassify the shares of Common Stock or any other shares of any class or series of capital stock hereafter created junior (as to dividends or upon liquidation) to the Series A Preferred Stock into shares of any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, prior to or on a parity with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of the Series A Preferred Stock.

The holders of the Series A Preferred Stock have no voting rights except on the three matters described immediately above and on certain matters as required by law. On any matters subject to a vote by holders of the Series A Preferred Stock, the holders are entitled to one vote per share.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, will be distributed in the following order of priority. The holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Common Stock or any other capital stock of the Company ranking (as to such distribution) junior to the Series A Preferred Stock and in lieu of any other payment, an amount equal to $72.73 per share for each share of Series A Preferred Stock then outstanding. If the assets and funds of the Company available for distribution to such holders of Series A Preferred Stock and all other classes and series of preferred stock ranking (as to any such distribution) on a parity with the Series A Preferred Stock shall be insufficient to permit the payment of the full preferential amount set forth in the preceding sentence, then all of the assets of the Company available for distribution shall be distributed to the holders of all such shares pro rata on the basis of their respective stockholdings in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full. After distribution of the amount set forth above, the remaining assets of the Company available for distribution, if any, to the stockholders of the Company shall be distributed to the holders of shares of Common Stock and any other capital stock of the Company ranking (as to such distribution) junior to the Series A Preferred Stock, pro rata based on their respective shareholdings.

Miscellaneous

The Company is not subject to any sinking fund provisions with respect to the Series A Preferred Stock. The holders of Series A Preferred Stock are not entitled to preemptive rights to subscribe for or to purchase any shares of the capital stock of the Company. Shares of Series A Preferred Stock reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance.

Common Stock

The Company is authorized to issue 20,000 shares of Common Stock, $.01 par value per share.

Until such time as no shares of Series A Preferred Stock are issued and outstanding, (i) no dividends may be paid or declared and set aside for payment or other distribution made upon the Corporation's Common Stock or any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation; and (ii) no shares of Common Stock or shares of any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares) by the Corporation or any subsidiary of the Corporation nor shall any sum or sums be set aside for such purpose.

At such time as no shares of Series A Preferred Stock are issued and outstanding, the holders of outstanding shares of Common Stock will be entitled to share ratably on a share-for-share basis with respect to any dividends paid on the Common Stock when, as and if declared by the Board of Directors out of funds legally available as prescribed by statute.

Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution after the liquidating distribution to the holders of the Series A Preferred Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Terms Of The Offering And Plan Of Distribution

The Company hereby offers for sale to the public 5,500 Units, each Unit consisting of 1 share of common stock, par value $.01 per share, with a purchase price of $1.00 per share (the "Common Stock") and from 7 shares (at the minimum offering) to 10 shares (at the maximum offering) of Series A Redeemable, Non-Voting Preferred Stock, par value $.01 per share, each with a purchase price and liquidation preference of $72.73 per share (the "Series A Preferred Stock"). The subscription prices for Units will range from $510.11 (at the minimum offering) to $728.30 (at the maximum offering). Gross offering proceeds range from $2,805,605 (at the minimum offering) to $4,005,650 (at the maximum offering).

The Company will establish the number of shares of Series A Preferred Stock that comprise a Unit and, correspondingly, the gross offering amount offered hereby immediately prior to the date on which the Securities and Exchange Commission declares this Offering Circular qualified. The Company will base this decision on the expressions of interest that the Company receives for the Units prior to the qualification date of this Offering Circular. At that time, the Company will establish one of four possible gross offering amounts. In the event the Company establishes a gross offering amount of $2,805,605, the number of shares of Series A Preferred Stock that will comprise a Unit will be 7 shares. In the event the Company establishes a gross offering amount of $3,205,620, the number of shares of Series A Preferred Stock that will comprise a Unit will be 8 shares. In the event the Company establishes a gross offering amount of $3,605,635, the number of shares of Series A Preferred Stock that will comprise a Unit will be 9 shares. In the event the Company establishes a gross offering amount of $4,005,650, the number of shares of Series A Preferred Stock that will comprise a Unit will be 10 shares. At such time as the Company establishes the number of shares of Series A Preferred Stock that comprise a Unit and, correspondingly, the gross offering amount offered hereby (the "Final Offering Amount"), the Company will file with the Securities and Exchange Commission an amendment to the Offering Statement of which this Offering Circular is a part, setting forth such information.

If the Company does not receive by July 31, 2004 subscriptions for Units in an aggregate amount not less than the Final Offering Amount, all subscription agreements received by the Company will be returned to the subscribers, and all subscriptions payments received by the Company will be returned to the subscribers without interest or reduction. Each of the Directors reserves the right to subscribe for and to acquire Units in this Offering on the same basis as all subscribers. If they do so, the Units acquired by the Directors and the related subscription proceeds will be counted toward meeting the condition set forth in this paragraph.

The shares of Common Stock offered will represent 55% of the fully-diluted shares of Common Stock of the Company. A "deal diagram" illustrating this offering on a fully-subscribed basis is attached as Exhibit C.

A minimum purchase of at least one Unit is required for a subscription to be accepted by the Company. In the event subscriptions in the aggregate amount of less than $2,805,605 are received by the Company, no subscriptions will be accepted by the Company.

Payment of Purchase Price

The purchase price for the Units is due and payable in cash no later than the closing date set by the Company.

Offering Period

The offering period will terminate on July 31, 2004, unless extended.

Plan of Distribution

Units will be offered by the officers of the Company. They will not receive any compensation for such services.

How to Subscribe for Units

Subscribers for Units should complete and execute the Subscription Agreement. The completed and executed Subscription Agreement must then be tendered to the Company at the following address:

Wahconah Park, Inc.
39 Alford Road
Great Barrington, MA 01230

Upon acceptance the Company will send purchasers a fully executed copy of the Subscription Agreement and notification of the closing date. Purchasers will be advised to make payment for the Units on the closing date. Upon receipt of payment, share certificates representing the number of shares of the Common Stock and the Series A Preferred Stock will be issued.

The Company reserves the right to reject any subscription for any reason whatsoever.

Further Information

Further information regarding the Company and this offering may be obtained from Wahconah Park, Inc., 39 Alford Road, Great Barrington, MA 01230; (413) 528-4693; WahconahPark@aol.com.

WAHCONAH PARK, INC.

Balance Sheet

March 31, 2004

Assets

Cash		4,500
Total Assets	$	4,500

Liabilities and Equity

Liabilities		-
Total liabilities	$	-
Stockholders' Equity		
Preferred stock, par value $.01 per share		-
Common stock, par value $.01 per share; 4,500 shares issued and outstanding		45
Paid in surplus		4,455
Total equity	$	4,500
Total Liabilities and Equity	$	4,500

WAHCONAH PARK, INC.

Statement of Operations

First Calendar Month of Operations - Period ended March 31, 2004

Income:	-
Total operating and investment income	-
Expenses:	-
Total expenses	-
Total net operating profit (loss)	$ -

EXHIBIT A

LICENSE AGREEMENT

License Agreement dated this 8th day of March, 2004, between the CITY OF PITTSFIELD, a municipal corporation of the Commonwealth of Massachusetts (the "City") located in Berkshire County and WAHCONAH PARK, INC., a Delaware corporation, its successors or assigns (the "Club").

In consideration of the mutual promises and undertakings set forth herein, the parties covenant and agree as follows:

1. **LICENSE TO USE WAHCONAH PARK FACILITY.** The City, subject to the conditions, limitations, and restrictions set forth herein, grants a license to the Club to use Wahconah Park ("the Park"), including locker rooms, office space, concessions, baseball field, and accessory facilities within the fenced area of Wahconah Park and the parking lot located adjacent to and south of the fenced area of Wahconah Park, all located at 105 Wahconah Street, Pittsfield, Massachusetts for the purposes and at the times described in Section 2.

2. **SCHEDULE OF USE.**

2.1 Regular Season Games. The Club may use the Park for the purposes of preparing for and playing its regularly scheduled games, as well as playoff games, if any, in a professional baseball league of which it may be a member during the regular baseball season of 2005. The Club agrees to play its regularly scheduled home games at the Park during the regular baseball season. The Club shall furnish a complete schedule of games to the City as soon as it is available. The Club shall assume full control and responsibility for all organization, personnel, equipment, and furnishings used by the Club and for all pre-game activities or other entertainment conducted at the Park.

2.2 Exhibition Games and Other Events. The Club may use the Park for the purpose of sponsoring exhibition games and other recreational, social, cultural, and educational events subject to the approval of the Board of Parks Commissioners of the City of Pittsfield ("Board") which approval shall not be unreasonably withheld.

2.3 Other Family and Community Activities. With the prior approval of the Club to include a mutually agreeable rental or revenue-sharing arrangement on a case-by-case basis for such event, consistent with Section 6.6, the Park may be used for other family and community activities on dates and at times when no event has been scheduled by the Club. Such approval of the Club cannot be unreasonably withheld. The City may use the Park for events of its choosing on all days and nights when the Club has not scheduled a baseball game or other events, subject to the approval of the Club. Such approval of the Club cannot be unreasonably withheld. However, it shall not be deemed unreasonable for the Club to withhold approval for other professional, semi-professional, or collegiate league baseball games. After May 15, 2005, the Club's regular season and playoff games, exhibition games, and other events shall have priority over non-Club events.

2.4 Lights and Other Utilities

2.4.1 The Club may use the lighting system presently installed at the Park and shall make arrangements with Western Massachusetts Electric Company ("WMECO") before May 15, 2005 for the supply of and payment for electric current.

2.4.2 Subsequent to May 15, 2005, the Club shall pay all utility usage bills or fees.

2.4.3 At the expiration or termination of this Agreement by either party for any reason, the Club shall turn the lighting system over to the City in the same physical condition as existed on the date of execution of this Agreement, ordinary wear and tear excepted.

3. REQUIRED INVESTMENT. The Club shall invest one and a half million dollars ($1,500,000) in capital improvements and Facility Expenses, as defined in Section 6.7, in the Park prior to Opening Day 2005. However, after $1,000,000 is expended on the Park and to the extent that $1,500,000 has not been fully expended prior to Opening Day 2005, the Club may satisfy this requirement by placing the unexpended balance in escrow for the payment of future capital improvements and Facility Expenses. In the event that the Club does not meet this commitment, then this License Agreement shall be considered null and void. The Club shall provide the City with a financial statement by June 15, 2005 substantiating that the Club has paid for capital improvements and Facility Expenses equal to or exceeding $1,500,000, as well as the dedicated escrow information, if required.

4. **TERM OF LICENSE.**

4.1 Original Term. The term of this Agreement shall be until October 31, 2005. The Term begins when both parties execute the License Agreement.

4.2 Annual Renewal. At the end of the Original Term, this Agreement shall be renewable annually. Such renewal is conditioned upon the Club meeting such conditions as are described in Section 4.2.1 through Section 4.2.4 (the "Annual Renewal Preconditions"). If the Club wishes to renew this Agreement for an additional term of one year, the Club must request a renewal by August 1, 2005. This request shall be in writing and directed to the City. The City's approval must be in writing. Thereafter, the License is annually renewable provided that the Club requests an annual renewal by August 1st of each year. All Annual Renewals are always subject to the Annual Renewal Preconditions, as described below.

4.2.1 Provide Professional Baseball. The Club will have provided a professional baseball team that plays its home games at Wahconah Park, consistent with Section 7.

4.2.2 Meet Minimum Capital Improvements and Facility Expenses Formula. Invest sufficient money in the form of Facility Expenses, as described in Section 6.7, and capital improvements according to a formula which will be defined as being equal to the number of preceding years of the Term multiplied by $100,000 plus $100,000 (number of preceding years x $100,000 + $100,000). For the purpose of this calculation, the original Term of this License shall be deemed to be two years. Such Facility Expenses and capital improvements may be cumulatively calculated for the entire period of time that the Club has a License to use the Park.

4.2.3 Perform All Maintenance and Repairs. The Club shall have paid for all necessary maintenance and repair expenses in accordance with the provisions of Section 6, even if such expenses are in excess of the formula described in Section 4.2.2.

4.2.4 Family and Community Use. Allow the Park to be used for other family and community activities on dates and at times when no event has been scheduled by the Club, consistent with Section 2.3.

4.3 The Club shall pay a license fee of $1.00 per year to the City of Pittsfield.

5. REVENUES. The Club shall be entitled to all revenues from ticket sales, advertising, broadcast rights, and concessions:

5.1 Ticket Revenues. The Club shall be entitled to all revenue from ticket sales for league scheduled games played at the Park and for any other activities organized and run by the Club at the Park.

5.2 Advertising. The Club reserves the right to install and display advertising at the Park, and, at its own expense, to install signs in the ground behind the outfield fence, which may be seen above the fence. All signs shall be installed in accordance with all applicable laws, ordinances, and regulations, shall be the property of the Club and shall be maintained in a safe condition by the Club.

5.3 Fence Advertising. The Club shall have the exclusive right to sell advertising space on the playing field side of the outfield fence. The Club shall at all times during the Term be responsible for the maintenance and upkeep of the fence advertising. The Club shall maintain each sign in good repair and in a manner that shall not injure the fence. The Club shall cover all signs that advertise alcoholic beverages within one week after the last regular or post-season game played at the Park.

5.4 Broadcasting Games. The Club may permit its games to be broadcast and telecast from the field, and to charge media promoters for the broadcast rights.

5.5 Concession.

5.5.1 Beginning May 15, 2005, the City grants an exclusive license to the Club to use the concession facilities at the Park for twelve months per year during the Term but ending coterminously with the Term (the "Concession Term"). The concession covers the entirety of the Park grounds and is an exclusive concession to serve all activities and must be open for all games played by the Club. The Club shall provide a concession manager, to be paid for from concession proceeds, and concession equipment for all activities in the Park during the Concession Term for the benefit of the City and the various organizations conducting activities in the Park. If the concessions are operated by other than Club agents, servants, and employees, the equipment must be returned in the condition it was in when supplied to the user, ordinary wear and tear excepted, and the Club shall not be responsible and liable for any loss, damage, or personal injury caused by the user, its agents, servants and employees, so long as such use was approved by the Board. The Club shall not be entitled to any concession revenue from high school sports and other youth athletic events.

5.5.2 No alcoholic beverages, as defined in Massachusetts General Laws, chapter 138, shall be sold or served at any of the following non-Club events: (1) the annual drum and bugle corps competition; (2) school sponsored events; and (3) such other events which involve youth groups or youth activities.

5.5.3 During the Concession Term, the Club shall maintain the concession stands at its own expense. Any alterations or changes which become fixtures to the concession stands are subject to the City's approval, and will become the property of the City at the end of the Term, without cost to the City. The Club shall be responsible to the City for the concession stands and turn them over in good order and repair, ordinary wear and tear excepted, at the expiration or termination of this Agreement.

5.5.4 The City shall have no responsibility or liability whatsoever on account of any loss or damage to property or personal injury sustained by and caused by the Club, its agents, servants, and employees, due to the Club's exercise of its rights under this concession license.

5.5.5 The concession is subject also to the following rules and regulations with which the Club must comply strictly:

5.5.5.1 All licenses required for the sale of alcoholic beverages shall be in accordance with federal, state, and local law, and the Club shall have obtained such liquor liability insurance coverage as set forth in Section 11.1.

5.5.5.2 The Club shall, at its own expense, have the Park premises cleaned of all garbage, trash, and empty bottles, including the stadium and parking area, no later than 5:00 p.m. on the day following any home game.

5.5.5.3 All persons handling food and drink in connection with the Club's concession operation shall at all times be clean and neat.

5.5.5.4 The Club shall have the right to sell food, drink and merchandise in the stands and on the grounds of the Park, provided such sales are conducted in conformance with applicable law.

5.5.5.5 The Club shall employ a sufficient number of employees to give reasonable service to the spectators in the Park for all activities, including traffic, parking, and security.

5.5.5.6 The Club shall not increase concession prices above their usual rate for other family and community activities and events.

5.5.5.7 The Club has the right to assign in whole or in part its concession rights subject to consent of the City, not to be unreasonably withheld. The Club intends to offer the patrons of Wahconah Park a selection of various food, beverage, and non-food items from a rotating contingent of restaurants and shops representing the "Best of the Berkshires", and approval of these vendors will be deemed to be automatic unless the City raises a reasonable objection to a specific vendor.

5.6 Park Name. Neither the Club nor the City shall rename the Park during the Term of this License.

6. MAINTENANCE. The Club shall be responsible for the maintenance of the Park as follows:

6.1 Maintenance and Repairs. The Club, at the Club's expense, shall be responsible for all maintenance costs, upkeep expenses, and non-structural repairs to the Park.

6.2 Compliance with Laws, Ordinances, and Regulations. In its use of the Park, the Club agrees to abide by all applicable laws, ordinances, and regulations now in force or hereafter adopted.

6.3 Structural Repairs. During the Term of the Agreement, the Club shall make all necessary structural repairs to the Park.

6.4 Admission of the City; Public Safety. The City and its designated agents, employees, and officials responsible for the Park, as well as the City police, shall be allowed access to the Park at all times to perform official City duties. The Club shall be responsible for furnishing security protection during games and other Club activities, at its own expense.

6.5 Field and Facility Maintenance. After May 15, 2005, the Club shall be responsible for the field and facility maintenance and shall return the field to the condition it was in at the end of the Term.

6.6 Maintenance for Other Family and Community Activities. After May 15, 2005, the Club shall be responsible for the field maintenance which may be necessary when the Park is used for other family and community activities, as described in Section 2.3. When the Park is used for family and community activities, the users of the Park must recompense the Club for such field maintenance and Park use.

6.7 Facility Expenses. For purposes of this Agreement, the Club's monetary investments and expenses in performing its responsibilities under Section 6 shall be considered "Facility Expenses".

7. FAILURE TO PROVIDE BASEBALL TEAM. Failure on the part of the Club to use the Park to play regularly scheduled games in an organized professional baseball league for two consecutive seasons is a default of this Agreement, unless such failure is caused by force majeure or the league in which the Club has been playing or is scheduled to play becomes nonviable.

8. TERMINATION. Upon expiration or earlier termination of this License, all obligations of both parties hereunder shall cease and terminate, except any outstanding obligation to pay money and any liability that either party may have to the other for failure to comply with any of the terms of this Agreement.

9. RESERVATION OF RIGHTS. The City retains all rights and privileges concerning the Park except those specifically granted herein as exclusive rights and may use the Park or permit it to be used for any purpose whatsoever not inconsistent with the license to the Club.

10. INDEMNIFICATION. After May 15, 2005, the Club agrees to indemnify and hold the City harmless from and against all liability for injuries to persons or damage to property arising out of the Club's maintenance, operation, and use of the Park premises during activities organized and operated by the Club, except for any failure by the City to comply with all applicable laws, ordinances, and regulations or for the City's own negligence. The Club assumes all risk of loss, damage, or injury to the persons or property of any agent or employee of the Club by reason of the condition of the Park premises, and releases the City, its agents, employees, successors, and assigns from all claims for such loss, damage or injury sustained by such persons, unless directly caused by the negligence of the City, its agents, or employees. If it becomes necessary for the City to defend any action brought against it, or threatened to be brought against it, in each case arising from the instances listed above, the Club shall pay the City all costs and reasonable attorneys' fees incurred by the City in such defense only if the plaintiff prevails. The City reserves the right to order the Club to vacate the Park premises or to suspend use of the Park premises in the event an order pursuant to Massachusetts General Laws, Chapter 21E or other similar federal, state, or local law should so require.

11. INSURANCE.

11.1 By the Club. After May 15, 2005, the Club shall carry and maintain at the Club's sole cost and expense comprehensive general liability insurance and liquor liability insurance with an insurance company in good standing in the Commonwealth of Massachusetts with limits of general liability of at least Two Million ($2,000,000.00)

Dollars and limits of liquor liability of at least Five Hundred Thousand ($500,000.00) Dollars. Said insurance policies also shall specifically name the City as an additional insured. The Club shall annually, prior to the opening date of the season, provide the City with documentary evidence of the insurance policies in effect. In the event of cancellation or non-renewal of said insurance, the Club shall provide the City with notice of such cancellation or non-renewal of insurance at least twenty-one (21) days prior to the termination or cancellation of said insurance. Failure to maintain said insurance shall be a default of this Agreement, unless cured within 30 days notice of lapse.

11.2 By the City. The City shall carry and maintain 12 months per year, during the entire Term, at the City's sole cost and expense, comprehensive liability insurance and automobile liability insurance minimally conforming to the Certificate of Insurance attached hereto as **Appendix A**, as well as insurance covering the replacement cost of all structures and other property on the Park.

12. RULES OF INTERPRETATION. Unless otherwise required by the context in which any term appears:

12.1 Certain Terms. The words "herein", "hereof" and "hereunder" shall refer to this License Agreement as a whole and not to any particular section or portion of this License Agreement, and the words "include", "includes" or "including" shall mean "including, but not limited to".

12.2 Captions. The titles of the sections herein have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

12.3 Representation. This License Agreement was negotiated and prepared by both parties with advice of counsel to the extent deemed necessary by each party; the parties have agreed to the wording of this License Agreement, and none of the provisions hereof shall be construed against one party on the ground that such party is the author of this License Agreement or any part thereof.

12.4 Exhibits. The exhibits hereto are incorporated in and are intended to be a part of this License Agreement; provided, however, that in the event of a conflict between the terms of any exhibit and the terms of this License Agreement with respect to the substantive obligations of any party, the terms of this License Agreement shall take precedence.

12.5 Good Faith. The parties shall act reasonably and in accordance with the principals of good faith and fair dealing in the performance of this License Agreement. Unless expressly provided otherwise in this License Agreement, (i) where this License Agreement requires the consent, approval or similar action by a party, such consent or approval shall not be unreasonably withheld or delayed, and (ii) wherever this License Agreement gives a party the right to determine, require, specify or take similar action with respect to a matter, such determination, requirement, specification or similar action shall be reasonable.

12.6 Board Action. Except for any provisions that require the "consent of the City", all actions called for herein to be taken by the City shall be taken by the City acting through the Board.

12.7 City Consent. Any provision requiring the "consent of the City" shall require the consent of the Board and the Mayor of the City.

12.8 Force Majeure. Force majeure shall mean some unforeseen event, such as a natural disaster or other "Acts of God" beyond the control of that party, which prevents it from performing its obligations under the contract. However, force majeure is intended to excuse a party only if the failure to perform could not be avoided by the exercise of due care by that party.

13. ASSIGNMENT. The Club shall not assign this Agreement or any part thereof, except as provided in Section 5.5.5.7, without the prior consent of the City, which consent cannot be unreasonably withheld.

14. ENTIRE AGREEMENT. This Agreement together with attachments hereto contains a complete statement of the undertakings between the parties with respect to its subject matter, supersedes all prior agreements and undertakings. There are no representations not set forth in this Agreement that have been relied upon by the parties.

15. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original.

16. MODIFICATIONS. This Agreement may be modified solely by mutual written consent of the parties.

17. SEVERABILITY. If any provision of this Agreement shall be deemed by any court having jurisdiction thereon to be invalid or unenforceable, the balance of this Agreement shall remain in effect; if any provision of this Agreement shall be deemed by any such court to be unenforceable because such provision is too broad in scope, such provision shall be construed to be limited in scope to the extent such court shall deem necessary to make it enforceable; and if any provision is deemed inapplicable by any such court to any person or circumstance, it shall nevertheless be construed to apply to all other persons and circumstances.

18. GOVERNING LAWS; EFFECT. This Agreement shall be governed by and construed in accordance with the substantive law of the Commonwealth of Massachusetts, without giving effect to the conflicts or choice of law provisions of Massachusetts or any other jurisdiction, and shall have the effect of a sealed instrument.

19. NOTICE. Any notice, approval, consent or other communication under this Agreement shall be in writing and shall be considered given when (1) delivered personally, or (2) mailed by registered or certified mail, return receipt requested or (3) transmitted by telecopy with a confirming copy sent by overnight mail or courier service to the parties at the addresses indicated below (or at such other address as a party may specify by notice to the others pursuant hereto). Notice given by a party's counsel shall be considered notice given by that party.

If to the Club, to it at:

Jim Bouton
P.O. Box 188
36 Millard Road
North Egremont, MA 01252

Donald B. Elitzer
39 Alford Road
Great Barrington, MA 01230

and upon the City by certified mail to:

Board of Park Commissioners
874 North Street
Pittsfield, MA 01201

and:

Office of the Mayor
City of Pittsfield
City Hall, 70 Allen Street
Pittsfield, MA 01201

with a copy to:

Office of the City Solicitor
City of Pittsfield
City Hall, 70 Allen Street
Pittsfield, MA 01201

IN WITNESS WHEREOF, the City has caused this Agreement to be duly executed in its name and behalf and its seal duly affixed by its Mayor and the Chairman of the Board after a vote of said body; and the Club has caused this Agreement to be duly executed in its name and behalf and its seal duly affixed by its President as of the day first above written.

CITY OF PITTSFIELD

By: ______________________
James M. Ruberto
Mayor, City of Pittsfield

WAHCONAH PARK, INC.

By: ______________________
Jim Bouton
President

By: ______________________
Donald B. Elitzer
Secretary Treasurer

BOARD OF PARK COMMISSIONERS

By: ______________________
Michael Filpi, Chairman

EXHIBIT B

43-103


OUTFIELD BLEACHER SEATING
WETLANDS BOUNDARY LINE
HOME TEAM BULLPEN
3RD BASE STANDS ABOVE HOME TEAM CLUBHOUSE
ROOFTOP PICNIC PAVILION
WALKWAY MUSEUM AND HALL OF FAME
CONCESSIONS
WETLANDS BOUNDARY LINE
HOUSATONIC RIVER
WAHCONAH STREET
VISITOR'S BULLPEN
1ST BASE STANDS ABOVE VISITOR'S CLUBHOUSE
VISITOR'S DUGOUT AND CORPORATE FIELD BOXES
EXISTING FLOOD LIGHTS
EXISTING GRANDSTAND
FOOD COURT
HOME TEAM DUGOUT AND CORPORATE FIELD BOXES
MAIN ENTRY
SCALE: 1" = 100'-0"
0 50' 100'

Architect:
Clark & Green, Inc
www.clarkandgreen.com

WAHCONAH PARK EXPANSION

WAHCONAH PARK INC.

April 8, 2004

44-103

EXHIBIT C

45-103


Bouton
Elitzer
Margenau
Investors
45%
45%
10%
4,500 common shares @ $1.00
5,500 common shares @ $1.00
55,000 redeemable preferred shares
@ $72.73 ($4,000,150)
45%
55%
Wahconah
Park, Inc.

Investors shall purchase ten preferred shares with each common share.

No dividends shall be paid on the common shares until all of the preferred shares have been redeemed.

46-103

PART F/S – PRELIMINARY OFFERING CIRCULAR

WAHCONAH PARK, INC.

WAHCONAH PARK, INC.

Balance Sheet

March 31, 2004

Assets		
Cash		4,500
Total Assets	$	4,500
Liabilities and Equity		
Liabilities		-
Total liabilities	$	-
Stockholders' Equity		
Preferred stock, par value $.01 per share		-
Common stock, par value $.01 per share; 4,500 shares issued and outstanding		45
Paid in surplus		4,455
Total equity	$	4,500
Total Liabilities and Equity	$	4,500

48-103

WAHCONAH PARK, INC.

Statement of Operations

First Calendar Month of Operations - Period ended March 31, 2004

Income:	-
Total operating and investment income	-
Expenses:	-
Total expenses	-
Total net operating profit (loss)	$ -

49-103

PART III – EXHIBITS

WAHCONAH PARK, INC.

Item 1. Index to Exhibits

EXHIBIT 2.1

52-103

CERTIFICATE OF INCORPORATION
OF

WAHCONAH PARK, INC.

I. The name of the corporation (the "Corporation") is Wahconah Park, Inc..

II. The address of its registered office in the State of Delaware is c/o Delaware Corporations LLC, 800 Delaware Avenue, County of New Castle, Wilmington, Delaware 19801. The name of its registered agent at such address is Delaware Corporations LLC.

III. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

IV. The total number of shares of the capital stock which the Corporation shall have authority to issue is Thirty Thousand (30,000) shares, consisting of two classes of capital stock:

(i) Twenty thousand (20,000) shares of common stock, par value $.01 per share; and

(ii) Ten thousand (10,000) shares of preferred stock, par value $.01 per share, which shares shall have such voting rights, designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions as may be determined and set forth in resolution or resolutions adopted from time to time by the Board of Directors of the Corporation, which resolution or resolutions shall be executed, acknowledged, filed and recorded and shall become effective in accordance with Section 103 of the General Corporation Law of the State of Delaware.

V. The name and mailing address of the incorporator is as follows:

Jonathan Baum
39 Hollenbeck Avenue
Great Barrington, Massachusetts 01230

VI. In furtherance and not in limitation of the powers conferred by statute, the by-laws of the Corporation may be made, altered, amended or repealed by the stockholders or by a majority of the entire board of directors.

VII. Elections of directors need not be by written ballot.

VIII. Indemnification.

1. The Corporation shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, manager,

trustee, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, manager, trustee, employee or agent of or in any other capacity with another corporation, limited or general partnership, limited liability company, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

2. Expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Corporation) or may (in the case of any action, suit or proceeding against an officer, manager, trustee, employee or agent) be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Section 8.

3. The indemnification and other rights set forth in this Section 8 shall not be exclusive of any provisions with respect thereto in the By-Laws or any other contract or agreement between the Corporation and any officer, director, employee or agent of the Corporation.

4. Neither the amendment nor repeal of this Section 8, including subsections 8.1, 8.2 and 8.3, nor the adoption of any provision of this Certificate of Incorporation inconsistent with Section 8, including subsections 8.1, 8.2 and 8.3, shall eliminate or reduce the effect of this Section 8, including subsections 8.1, 8.2 and 8.3, in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to this Section 8, including subsections 8.1, 8.2 and 8.3, if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.

IX. No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director (a) shall be liable under Section 174 of the General Corporation Law of the State of Delaware or any amendment thereto or successor provision thereto, or (b) shall be liable by reason that, in addition to any and all other requirements for liability, he:

1. shall have breached his duty of loyalty to the Corporation or its stockholders;

2. shall not have acted in good faith or, in failing to act, shall not have acted in good faith;

3. shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

4. shall have derived an improper personal benefit.

X. Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction with the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

XI. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a Corporation pursuant to the General Corporation Law of the State of Delaware makes this Certificate, hereby declaring and certifying that this is his act and deed and the facts herein stated are true and, accordingly, has hereunto set his hand this 3rd day of March, 2004.

/s/ Jonathan Baum
Jonathan Baum
Incorporator

EXHIBIT 2.2

56-103

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
WAHCONAH PARK, INC.

(Pursuant to Section 242)

Wahconah Park, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that:

1. The Certificate of Incorporation of the Corporation is amended by striking out Article I in its entirety and substituting in lieu thereof the following new Article I:

"I. The nature of the business or purposes to be conducted or promoted by the Corporation is (a) to rehabilitate and maintain the historic Wahconah Park ballpark located in the City of Pittsfield, Massachusetts, to acquire a baseball team franchise, and to sponsor baseball games and other events in the ballpark, (b) to develop and encourage goodwill among the residents of the City of Pittsfield and Berkshire County, Massachusetts toward Wahconah Park, and (c) to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware."

2. The Certificate of Incorporation of the Corporation is further amended by striking out Article IV in its entirety and substituting in lieu thereof the following new Article IV:

"IV: The total number of shares of the capital stock which the Corporation shall have authority to issue is One Hundred Twenty Thousand (120,000) shares, consisting of two classes of capital stock:

(i) Twenty thousand (20,000) shares of common stock, par value $.01 per share; and

(ii) One hundred thousand (100,000) shares of one or more series of preferred stock, par value $.01 per share, which shares shall have such voting rights, designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions as may be determined and set forth in resolution or resolutions adopted from time to time by the Board of Directors of the Corporation, which resolution or resolutions shall be executed, acknowledged, filed and recorded and shall become effective in accordance with Section 103 of the General Corporation Law of the State of Delaware."

3. The amendments to the certificate of incorporation set forth above has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment shall be effective upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation this 15th day of April, 2004.

WAHCONAH PARK, INC.

By: /s/ Jonathan Baum
Jonathan Baum, Assistant-Secretary

EXHIBIT 2.3

59-103

CERTIFICATE OF DESIGNATION, PREFERENCES AND OTHER RIGHTS AND QUALIFICATIONS OF SERIES A REDEEMABLE, NON-VOTING PREFERRED STOCK OF WAHCONAH PARK, INC.

WAHCONAH PARK, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"),

DOES HEREBY CERTIFY:

FIRST: That, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of said Corporation, and pursuant to the provisions of Section 151 of the Delaware General Corporation Law (the "GCL"), said Board of Directors, by Unanimous Written Consent dated April 7, 2004, duly determined that 55,000 shares of Preferred Stock, par value $.01 per share, shall be designated "Series A Preferred Stock," and to that end the Board of Directors adopted a resolution providing for the designation, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions, of the Series A Preferred Stock, which resolution is as follows:

> RESOLVED, that the Board of Directors, pursuant to the authority vested in it by the provisions of the Certificate of Incorporation of the Corporation, hereby authorizes the issuance of 55,000 shares of preferred stock, par value $.01 per share, of the Corporation, which shall be designated as "Series A Redeemable, Non-Voting Preferred Stock" (and referred to below as the "Series A Preferred Stock"). The Series A Preferred Stock shall have such designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions as follows:

1) Rights Upon Liquidation, Dissolution or Winding Up.

a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, shall be distributed in the following order of priority:

i) The holders of Series A Preferred Stock at such time shall be entitled to receive, prior and in preference to any distribution to the holders of the Corporation's common stock, par value $.01 per share (the "Common Stock"), or any other capital stock of the Corporation ranking (as to such distribution) junior to the Series A Preferred Stock and in lieu of any other payment, an amount equal to $72.73 per share for each share of Series A Preferred Stock then outstanding. If the assets and funds of the Corporation available for distribution to such holders of Series A Preferred Stock and all other classes and series of preferred stock ranking (as to any such distribution) on a parity with the Series A Preferred Stock shall be insufficient to permit the payment of the full preferential amount set forth in this Section 1(a)(i), then all of the assets of the Corporation available for distribution shall be distributed to the holders of all such shares pro rata on the basis of their respective stockholdings in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full.

ii) After distribution of the amount set forth in Section 1(a)(i) hereof, the remaining assets of the Corporation available for distribution, if any, to the stockholders of the Corporation shall be distributed to the holders of shares of Common Stock and any other capital stock of the Corporation ranking (as to such distribution) junior to the Series A Preferred Stock, pro rata based on their respective shareholdings.

b) A consolidation or merger of the Corporation with or into any other corporation or corporations in a transaction in which the stockholders of the Corporation receive cash, securities or other consideration in exchange for the shares of capital stock of the Corporation then held by them or the sale of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of Section 1(a) above.

2) Voting; Amendment.

a) The holders of Series A Preferred Stock shall be not be entitled to vote upon any matter except (I) those that the GCL specifically mandates must be presented to all stockholders of the Corporation for a vote, and (II) pursuant to Section 2(b) below. In such event, the holders of Series A Preferred Stock shall be entitled to one vote for each share of Series A Preferred Stock held by such holder.

b) The Corporation shall not, without the affirmative consent or approval of the holders of shares representing at least 67% by voting power of the Series A Preferred Stock then outstanding, acting separately as one class, given by written consent in lieu of a meeting or by vote at a meeting called for such purposes for which notice shall have been given to the holders of the Series A Preferred Stock

i) in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock;

ii) in any manner authorize, create or issue any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, prior to or on a parity with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of Series A Preferred Stock, or authorize, create or issue any shares of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any shares having any such preference or priority or so adversely affecting the holders of Series A Preferred Stock; or

iii) reclassify the shares of Common Stock or any other shares of any class or series of capital stock hereafter created junior (as to dividends or upon liquidation) to the Series A Preferred Stock into shares of any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, prior to or on a parity with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of the Series A Preferred Stock.

3) Redemption at Option of the Corporation.

a) Subject to the limitations set forth in Section 3(b) hereof, the Series A Preferred Stock will be redeemable at the option of the Corporation by resolution of its Board of Directors, in whole or from time to time in part, at any time.

b) At least thirty (30) days but not more than sixty (60) days prior to the date fixed for the redemption of shares of Series A Preferred Stock, a written notice shall be mailed to each holder of record of shares of Series A Preferred Stock to be redeemed in a postage prepaid envelope addressed to such holder at his post office address as shown on the records of the Corporation, notifying such holder of the election of the Corporation to redeem such shares, stating the date fixed for redemption thereof (the "Redemption Date"), and calling upon such holder to surrender to the Corporation on the Redemption Date at the place designated in such notice his certificate representing the number of shares specified in such notice of redemption. On or after the Redemption Date each holder of shares of Series A Preferred Stock to be redeemed shall present and surrender his certificate or certificates for such shares to the Corporation at the place designated in such notice and thereupon the redemption price of such shares shall be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof and the surrendered certificate shall be cancelled. In case less than all the shares represented by such certificate are redeemed, the new certificate shall be issued to such stockholder representing the unredeemed shares. From and after the Redemption Date all rights of the holders thereof as stockholders of the Corporation with respect to the shares of Series A Preferred Stock so redeemed, except the right to receive the redemption price of such shares upon the surrender of the certificates representing the same, shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the books of the Corporation, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Corporation prior to the Redemption Date may deposit the redemption price of shares of Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company (having a capital surplus and undivided profits aggregating not less than $50,000,000) in the City of Pittsfield, Commonwealth of Massachusetts, or in any other city in which the Corporation at the time shall maintain a transfer agency with respect to such shares, in which case the aforesaid notice to holders of shares of the Series A Preferred Stock to be redeemed shall state the date of such deposit, shall specify the office of such bank or trust company as the place of payment of the redemption price, and shall call upon such holders to surrender the certificate representing such shares at such place on or after the date fixed in such redemption notice (which shall not be later than the Redemption

Date) against payment of the redemption price. Any interest accrued on such funds shall be paid to the Corporation from time to time. Any moneys so deposited which shall remain unclaimed by the holders of such shares of Series A Preferred Stock at the end of two (2) years after the Redemption Date shall be returned by such bank or trust company to the Corporation.

c) Shares of the Series A Preferred Stock redeemed, repurchased or retired pursuant to the provisions of this Section 3 shall thereupon be retired and may not be reissued as shares of the Series A Preferred Stock but shall thereafter have the status of authorized but unissued shares of preferred stock, without designation as to series until such shares are once more designated as part of a particular series of preferred stock.

4) Dividends. Until such time as no shares of Series A Preferred Stock are issued and outstanding, (i) no dividends shall be paid or declared and set aside for payment or other distribution made upon the Corporation's Common Stock or any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation; and (ii) no shares of Common Stock or shares of any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares) by the Corporation or any subsidiary of the Corporation nor shall any sum or sums be set aside for such purpose. Holders of shares of the Series A Preferred Stock, in their capacity as holders of Series A Preferred Stock, shall not be entitled to any dividends, whether payable in cash, property or shares of capital stock.

SECOND: That said determination of the designation, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock was duly made by the Board of Directors pursuant to the provisions of the Certificate of Incorporation of the Corporation and in accordance with the provisions of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Designation has been signed by the Assistant-Secretary of the Corporation as of this 15th day of April, 2004.

WAHCONAH PARK, INC.

By: /s/ Jonathan Baum
Name: Jonathan Baum
Title: Assistant Secretary

EXHIBIT 2.4

64-103

WAHCONAH PARK, INC.

(Incorporated Under the Laws of the State of Delaware)

BY-LAWS

ARTICLE I
OFFICES.

The address of the registered office of the Company in the State of Delaware is c/o Delaware Corporations LLC, 800 Delaware Avenue, County of New Castle, Wilmington, Delaware 19801. The Corporation may also have such other offices at such other places, within or without the State of Delaware, as the Board of Directors may from time to time designate or the business of the Corporation may require.

ARTICLE II
STOCKHOLDERS.

Section 1. Annual Meeting: The annual meeting of stockholders for the election of directors and the transaction of any other business shall be held on the last Monday in April of each year, or as soon after such date as may be practicable, in such city and state and at such time and place as may be designated by the Board of Directors, and set forth in the notice of such meeting. If that day is a legal holiday, the meeting shall be held on the next succeeding business day. At the annual meeting any business may be transacted and any corporate action may be taken, whether stated in the notice of meeting or not, except as otherwise expressly provided by statute or the Certificate of Incorporation.

Section 2. Special Meetings: Special meetings of the stockholders for any purpose may be called at any time by the Board of Directors, or by the President, and shall be called by the President at the request of the holders of a majority of the outstanding shares of Common Stock of the Corporation, par value $.01 per share (the "Common Stock" and each such holder is referred to herein as a "Stockholder"). Special meetings shall be held at such place or places within or without the State of Delaware as shall from time to time be designated by the Board of Directors and stated in the notice of such meeting. At a special meeting no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting.

Section 3. Notice of Meetings: Written notice of the time and place of any stockholder's meeting, whether annual or special, shall be given to each Stockholder entitled to vote thereat, by personal delivery or by mailing the same to him at his address as the same appears upon the records of the Corporation at least ten (10) days but not more than sixty (60) days before the day of the meeting. Notice of any adjourned meeting need not be given other than by announcement at the meeting so adjourned, unless otherwise ordered in connection with such adjournment. Such further notice, if any, shall be given as may be required by law.

Section 4. Quorum: Any number of Stockholders, together holding at least a majority of the Common Stock of the Corporation issued and outstanding and entitled to vote, who shall be present in person or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of all business, except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws.

Section 5. Adjournment of Meetings: If less than a quorum shall attend at the time for which a meeting shall have been called, the meeting may adjourn from time to time by a majority vote of the Stockholders present or represented by proxy and entitled to vote without notice other than by announcement at the meeting until a quorum shall attend. Any meeting at which a quorum is present may also be adjourned in like manner and for such time or upon such call as may be determined by a majority vote of the Stockholders present or represented by proxy and entitled to vote. At any adjourned meeting at which a quorum shall be present, any business may be transacted and any corporate action may be taken which might have been transacted at the meeting as originally called.

Section 6. Voting List: The Secretary shall prepare and make, at least ten (10) days before every election of directors, a complete list of the Stockholders entitled to vote, arranged in alphabetical order and showing the address of each stockholder and the number of shares of each stockholder. Such list shall be open at the place where the election is to be held for said ten (10) days, to the examination of any stockholder, and shall be produced and kept at the time and place of election during the whole time thereof, and subject to the inspection of any stockholder who may be present.

Section 7. Voting: Each stockholder entitled to vote at any meeting may vote either in person or by proxy, but no proxy shall be voted on or after three years from its date, unless said proxy provides for a longer period. Each stockholder entitled to vote shall at every meeting of the stockholders be entitled to one vote for each share of stock registered in his name on the record of stockholders. At all meetings of stockholders all matters, except as otherwise provided by statute, shall be determined by the affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter. Voting at meetings of stockholders need not be by written ballot. Without the prior written consent of the Corporation, no proxy may be given to a person who does not maintain a domicile or a place of business in Berkshire County, Commonwealth of Massachusetts.

Section 8. Record Date of Stockholders: The Board of Directors is authorized to fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purposes, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and, in such case, such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting, and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation, after such record date fixed as aforesaid.

Section 9. Action Without Meeting: Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III
DIRECTORS.

Section 1. Number and Qualifications: The board of directors shall consist initially of three directors, and thereafter shall consist of such number, not less than three nor greater than five, as may be fixed from time to time by resolution of the Board. The directors need not be stockholders.

Section 2. Election of Directors: The directors shall be elected by the stockholders at the annual meeting of stockholders.

Section 3. Duration of Office: The directors chosen at any annual meeting shall, except as hereinafter provided, hold office until the next annual election and until their successors are elected and qualify.

Section 4. Removal and Resignation of Directors: Any director may be removed from the Board of Directors, with or without cause, by the holders of a majority of the shares of capital stock entitled to vote, either by written consent or consents or at any special meeting of the stockholders called for that purpose, and the office of such director shall forthwith become vacant.

Any director may resign at any time. Such resignation shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective, unless so specified therein.

Section 5. Filling of Vacancies: Any vacancy among the directors, occurring from any cause whatsoever, may be filled by a majority of the remaining directors, though less than a quorum, provided however, that the stockholders removing any director may at the same meeting fill the vacancy caused by such removal, and provided further, that if the directors fail to fill any such vacancy, the stockholders may at any special meeting called for that purpose fill such vacancy. In case of any increase in the number of directors, the additional directors may be elected by the directors in office prior to such increase.

Any person elected to fill a vacancy shall hold office, subject to the right of removal as hereinbefore provided, until the next annual election and until his successor is elected and qualifies.

Section 6. Regular Meetings: The Board of Directors shall hold an annual meeting for the purpose of organization and the transaction of any business immediately after the annual meeting of the stockholders, provided a quorum is present. Other regular meetings may be held at such times as may be determined from time to time by resolution of the Board of Directors.

Section 7. Special Meetings: Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or by the President.

Section 8. Notice and Place of Meetings: Meetings of the Board of Directors may be held at the principal office of the Corporation, or at such place as shall be determined in the notice of such meeting. Notice of any special meeting, and, except as the Board of Directors may otherwise determine by resolution, notice of any regular meeting also, shall be mailed to each director addressed to him at his residence or usual place of business at least two days before the day on which the meeting is to be held, or if sent to him at such place by telegraph or cable, or delivered personally or by telephone, not later than the day before the day on which the meeting is to be held. No notice of the annual meeting of the Board of Directors shall be required if it is held immediately after the annual meeting of the stockholders and if a quorum is present.

Section 9. Business Transacted at Meetings, etc.: Any business may be transacted and any corporate action may be taken at any regular or special meeting of the Board of Directors at which a quorum shall be present, whether such business or proposed action be stated in the notice of such meeting or not, unless special notice of such business or proposed action shall be required by statute.

Section 10. Quorum: A majority of the Board of Directors at any time in office shall constitute a quorum. At any meeting at which a quorum is present, the vote of a majority of the members present shall be the act of the Board of Directors unless the act of a greater number is specifically required by law or by the Certificate of Incorporation or these By-laws.

Section 11. Compensation: The directors shall not receive any stated salary for their services as directors, but by resolution of the Board of Directors a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity, as an officer, agent or otherwise, and receiving compensation therefor.

Section 12. Action Without a Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

Section 13. Meetings Through Use of Communications Equipment: Members of the Board of Directors, or any committee designated by the Board of Directors, shall, except as otherwise provided by law, the Certificate of Incorporation or these By-laws, have the power to participate in a meeting of the Board of Directors, or any committee, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

ARTICLE IV
COMMITTEES.

Section 1. Executive Committee: The Board of Directors may, by resolution passed by a majority of the whole Board, designate two or more of their number to constitute an Executive Committee to hold office at the pleasure of the Board, which Committee shall, during the intervals between meetings of the Board of Directors, have and exercise all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, subject only to such restrictions or limitations as the Board of Directors may from time to time specify, or as limited by the Delaware Corporation Law, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it.

Any member of the Executive Committee may be removed at any time, with or without cause, by a resolution of a majority of the whole Board of Directors.

Any person ceasing to be a director shall ipso facto cease to be a member of the Executive Committee.

Any vacancy in the Executive Committee occurring from any cause whatsoever may be filled from among the directors by a resolution of a majority of the whole Board of Directors.

Section 2. Other Committees: Other committees, whose members need not be directors, may be appointed by the Board of Directors or the Executive Committee, which committees shall hold office for such time and have such powers and perform such duties as may from time to time be assigned to them by the Board of Directors or the Executive Committee.

Any member of such a committee may be removed at any time, with or without cause, by the Board of Directors or the Executive Committee. Any vacancy in a committee occurring from any cause whatsoever may be filled by the Board of Directors or the Executive Committee.

Section 3. Resignation: Any member of a committee may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or, if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective unless so specified therein.

Section 4. Quorum: A majority of the members of a committee shall constitute a quorum. The act of a majority of the members of a committee present at any meeting at which a quorum is present shall be the act of such committee. The members of a committee shall act only as a committee, and the individual members thereof shall have no powers as such.

Section 5. Record of Proceedings, etc.: Each committee shall keep a record of its acts and proceedings, and shall report the same to the Board of Directors when and as required by the Board of Directors.

Section 6. Organization, Meetings, Notices, etc.: A committee may hold its meetings at the principal office of the Corporation, or at any other place which a majority of the committee may at any time agree upon. Each committee may make such rules as it may deem expedient for the regulation and carrying on of its meetings and proceedings. Unless otherwise ordered by the Executive Committee, any notice of a meeting of such committee may be given by the Secretary of the Corporation or by the chairman of the committee and shall be sufficiently given if mailed to each member at his residence or usual place of business at least two days before the day on which the meeting is to be held, or if sent to him at such place by telegraph or cable, or delivered personally or by telephone not later than 24 hours prior to the time at which the meeting is to be held.

Section 7. Compensation: The members of any committee shall be entitled to such compensation as may be allowed them by resolution of the Board of Directors.

ARTICLE V
OFFICERS.

Section 1. Number: The officers of the Corporation shall be a President, one or more Vice-Presidents, a Secretary, one or more Assistant Secretaries, a Treasurer, and one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article V. The Board of Directors in its discretion may also elect a Chairman of the Board of Directors.

Section 2. Election, Term of Office and Qualifications: The officers, except as provided in Section 3 of this Article V, shall be chosen annually by the Board of Directors. Each such officer shall, except as herein otherwise provided, hold office until his successor shall have been chosen and shall qualify. The Chairman of the Board of Directors, if any, and the President shall be directors of the Corporation, and should any one of them cease to be a director, he shall ipso facto cease to be such officer. Except as otherwise provided by law, any number of offices may be held by the same person.

Section 3. Other Officers: Other officers, including one or more additional vice-presidents, assistant secretaries or assistant treasurers, may from time to time be appointed by the Board of Directors, which other officers shall have such powers and perform such duties as may be assigned to them by the Board of Directors or the officer or committee appointing them.

Section 4. Removal of Officers: Any officer of the Corporation may be removed from office, with or without cause, by a vote of a majority of the Board of Directors.

Section 5. Resignation: Any officer of the Corporation may resign at any time. Such resignation shall be in writing and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary in order to make it effective, unless so specified therein.

Section 6. Filling of Vacancies: A vacancy in any office shall be filled by the Board of Directors or by the authority appointing the predecessor in such office.

Section 7. Compensation: The compensation of the officers shall be fixed by the Board of Directors, or by any committee upon whom power in that regard may be conferred by the Board of Directors.

Section 8. Chairman of the Board of Directors: The Chairman of the Board of Directors shall be a director and shall preside at all meetings of the Board of Directors at which he shall be present, and shall have such power and perform such duties as may from time to time be assigned to him by the Board of Directors.

Section 9. President: The President shall, when present, preside at all meetings of the stockholders, and, in the absence of the Chairman of the Board of Directors, at meetings of the Board of Directors. He shall have power to call special meetings of the stockholders or of the Board of Directors or of the Executive Committee at any time. He shall be the chief executive officer of the Corporation, and shall have the general direction of the business, affairs and property of the Corporation, and of its several officers, and shall have and exercise all such powers and discharge such duties as usually pertain to the office of President.

Section 10. Vice-Presidents: The Vice-Presidents, or any of them, shall, subject to the direction of the Board of Directors, at the request of the President or in his absence, or in case of his inability to perform his duties from any cause, perform the duties of the President, and, when so acting, shall have all the powers of, and be subject to all restrictions upon, the President. The Vice-Presidents shall also perform such other duties as may be assigned to them by the Board of Directors, and the Board of Directors may determine the order of priority among them.

Section 11. Secretary: The Secretary shall perform such duties as are incident to the office of Secretary, or as may from time to time be assigned to him by the Board of Directors, or as are prescribed by these By-laws.

Section 12. Treasurer: The Treasurer shall perform such duties and have powers as are usually incident to the office of Treasurer or which may be assigned to him by the Board of Directors.

ARTICLE VI
CAPITAL STOCK.

Section 1. Issue of Certificates of Stock: Certificates of capital stock shall be in such form as shall be approved by the Board of Directors. They shall be numbered in the order of their issue and shall be signed by the Chairman of the Board of Directors, the President or one of the Vice-Presidents, and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and the seal of the Corporation or a facsimile thereof shall be impressed or affixed or reproduced thereon, provided, however, that where such certificates are signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and a registrar, the signature of any such Chairman of the Board of Directors, President, Vice-President, Secretary, Assistant Secretary, Treasurer or Assistant Treasurer may be facsimile. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon have not ceased to be such officer or officers of the Corporation.

Section 2. Registration and Transfer of Shares: The name of each person owning a share of the capital stock of the Corporation shall be entered on the books of the Corporation together with the number of shares held by him, the numbers of the certificates covering such shares and the dates of issue of such certificates. Subject to the provisions of these Bylaws, the shares of stock of the Corporation shall be transferable on the books of the Corporation by the holders thereof in person, or by their duly authorized attorneys or legal representatives, on surrender and cancellation of certificates for a like number of shares, accompanied by an assignment or power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. A record shall be made of each transfer. Without the prior written consent of the Corporation, no shares of the capital stock of the Corporation may be transferred to any person that does not maintain a domicile or place of business in Berkshire County, Commonwealth of Massachusetts.

The Board of Directors may make other and further rules and regulations concerning the transfer and registration of certificates for stock and may appoint a transfer agent or registrar or both and may require all certificates of stock to bear the signature of either or both.

Section 3. Lost, Destroyed and Mutilated Certificates: The holder of any stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of the certificates therefor. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it alleged to have been lost, stolen or destroyed, and the Board of

Directors may, in its discretion, require the owner of the lost, stolen or destroyed certificate, or his legal representatives, to give the Corporation a bond, in such sum not exceeding double the value of the stock and with such surety or sureties as they may require, to indemnify it against any claim that may be made against it by reason of the issue of such new certificate and against all other liability in the premises, or may remit such owner to such remedy or remedies as he may have under the laws of the State of Delaware.

ARTICLE VII
DIVIDENDS, SURPLUS, ETC.

Section 1. General Discretion of Directors: The Board of Directors shall have power to fix and vary the amount to be set aside or reserved as working capital of the Corporation, or as reserves, or for other proper purposes of the Corporation, and, subject to the requirements of the Certificate of Incorporation, to determine whether any, if any, part of the surplus or net profits of the Corporation shall be declared as dividends and paid to the stockholders, and to fix the date or dates for the payment of dividends.

ARTICLE VIII
MISCELLANEOUS PROVISIONS.

Section 1. Fiscal Year: The fiscal year of the Corporation shall commence on the first day of January and end on the last day of December.

Section 2. Corporate Seal: The corporate seal shall be in such form as approved by the Board of Directors and may be altered at their pleasure. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 3. Notices: Except as otherwise expressly provided, any notice required by these By-laws to be given shall be sufficient if given by depositing the same in a post office or letter box in a sealed postpaid wrapper addressed to the person entitled thereto at his address, as the same appears upon the books of the Corporation, or by telegraphing or cabling the same to such person at such addresses; and such notice shall be deemed to be given at the time it is mailed, telegraphed or cabled.

Section 4. Waiver of Notice: Any stockholder or director may at any time, by writing or by telegraph or by cable, waive any notice required to be given under these By-laws, and if any stockholder or director shall be present at any meeting his presence shall constitute a waiver of such notice.

Section 5. Checks, Drafts, etc.: All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall from time to time be designated by resolution of the Board of Directors.

Section 6. Deposits: All funds of the Corporation shall be deposited from time to time to the credit of the Corporation in such bank or banks, trust companies or other depositories as the Board of Directors may select, and, for the purpose of such deposit, checks, drafts, warrants and other orders for the payment of money which are payable to the order of the Corporation, may be endorsed for deposit, assigned and delivered by any officer of the Corporation, or by such agents of the Corporation as the Board of Directors or the President may authorize for that purpose.

Section 7. Voting Stock of Other Corporations: Except as otherwise ordered by the Board of Directors or the Executive Committee, the President or the Treasurer shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meeting of the stockholders of any corporation of which the Corporation is a stockholder and to execute a proxy to any other person to represent the Corporation at any such meeting, and at any such meeting the President or the Treasurer or the holder of any such proxy, as the case may be, shall possess and may exercise any and all rights and powers incident to ownership of such stock and which, as owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors or the Executive Committee may from time to time confer like powers upon any other person or persons.

Section 8. Indemnification: The Corporation shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of or in any other capacity with another corporation, partnership, limited liability company, joint venture, trust or other enterprise (each an "Indemnitee"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with such action, suit or proceeding if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Corporation) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board upon receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article.

The indemnification and other rights set forth in this Article VIII, Section 8 shall not be exclusive of any provisions with respect thereto in the Certificate of Incorporation or any contract or agreement between the Corporation and any Indemnitee.

ARTICLE IX
AMENDMENTS.

The Board of Directors shall have the power to make, rescind, alter, amend and repeal these By-laws, provided, however, that the stockholders shall have power to rescind, alter, amend or repeal any by-laws made by the Board of Directors, and to enact by-laws which if so expressed shall not be rescinded, altered, amended or repealed by the Board of Directors. No change of the time or place for the annual meeting of the stockholders for the election of directors shall be made except in accordance with the laws of the State of Delaware.

EXHIBIT 4

76-103

WAHCONAH PARK, INC.

SUBSCRIPTION DOCUMENTS

77-103

SUBSCRIPTION INSTRUCTIONS

Notification of Closing Date

After the date on which the Securities and Exchange Commission declares that the Offering Statement of the Wahconah Park, Inc. (the "Company') has been qualified and the Units may be offered for sale, the Company will advise potential investors of the date (the "Closing Date") by which Subscription Agreements and payments for subscriptions must be received by the Company.

Subscription Agreement

After receipt of notice of the Closing Date, Subscribers should complete and execute two copies of the Subscription Agreement and send them for delivery no later than the Closing Date, to:

Wahconah Park, Inc.
39 Alford Road
Great Barrington, Massachusetts 01230

The Company will return to you one of the Subscription Agreements, countersigned by the Company to indicate acceptance of this Subscription Agreement. If your subscription is rejected or if the offering is terminated without accepting any subscriptions, both Subscription Agreements will be returned to you.

Subscription Payments

Subscription funds should be sent at the same time as you send your Subscription Agreements. If you intend to pay by check, please make your check payable to "Wahconah Park, Inc." and send it, along with your Subscription Agreements to the address set out above. If you intend to pay by wire transfer, please have your wire transmitted so as to be received by the Company no later than the Closing Date.

Subscription funds that are wired should use the following instructions:

To:	**Berkshire Bank**
ABA No.:	**211871691**
Account Name:	**Wahconah Park, Inc.**
Account No.:	**22100094**

If your subscription is rejected or if the offering is terminated without accepting any subscriptions, all funds will be returned to you in full.

Additional Information

For additional information, please contact Chip Elitzer at (413) 528 4693 or at WahconahPark@aol.com.

WAHCONAH PARK, INC.

SUBSCRIPTION AGREEMENT

Wahconah Park, Inc.
39 Alford Road
Great Barrington, Massachusetts 01230

SUBSCRIPTION FOR UNITS

1. Subscription for Units

The undersigned **(the "Subscriber")** hereby subscribes, in the amount set forth on the signature page below (the "Signature Page"), for Units (the "Units") of Wahconah Park, Inc. (the "Company"). Each Unit will be comprised of one share of Common Stock, par value $.01 per share (the "Common Stock") and [ ] shares of Series A Redeemable, Non-Voting Preferred Stock, par value $.01 per share (the "Series A Preferred Stock").

This subscription is subject to being accepted or rejected (in whole or in part) by the Company. The minimum initial subscription amount is $[ ].

Subscription funds are payable in immediately available funds as of the Closing Date established by the Company.

2. Issue of Units

The Units of each Subscriber will be issued at $[ ] per Unit. The subscription price shall be allocated as follows: $1.00 for each share of Common Stock issued and $72.73 for each share of the Series A Preferred Stock.

3. Eligibility of the Subscriber

The Subscriber represents as follows:

(a) The Subscriber, if an entity, is duly authorized and qualified to invest in the Units, and the individual executing and delivering this Subscription Agreement on behalf of the Subscriber has been duly authorized to do so.

(b) The Subscriber, if a natural person, is at least 21 years of age and is legally competent to execute and deliver this Subscription Agreement.

(c) The Subscriber is investing in the Units for the Subscriber's own account, as principal. The Subscriber is not acting as a financial intermediary in connection with its investment in the Units.

(d) The Subscriber has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Units. The Subscriber understands the material risks of an investment in the Units. The Subscriber can afford to bear the risks of a speculative, illiquid investment such as the Units, including the risk of incurring substantial losses.

(e) The Subscriber has carefully reviewed and understands the Offering Circular and this Subscription Agreement, and understands that the Subscriber may lose all or substantially all of the Subscriber's investment in the Company. The Subscriber or its designated representative or advisers has been afforded sufficient opportunity to ask questions concerning the Company or any other matters relating to the organization of the Company and the offering and sale of the Units.

(f) The Subscriber has been furnished with all information which the Subscriber has reasonably requested, and has asked and received satisfactory answers to any reasonable inquiries which the Subscriber believes to be relevant to this investment.

(g) The Subscriber is investing in the Company solely on the basis of the Offering Circular, irrespective of any other information which the Subscriber may have received from the Company.

(h) The Subscriber's subscription monies were not derived, directly or indirectly, from activities that may contravene United States (federal or state) or international laws and regulations, including, without limitation, applicable money laundering laws. The Subscriber agrees that it shall provide the Company all information and documentation as the Company may request in order for the Company to verify the identity of the Subscriber and to ensure that the Company is in compliance with all applicable anti-money laundering legislation. Neither the Subscriber, nor any person controlling, controlled by, or under common control with, the Subscriber, nor any person having a beneficial interest in the Subscriber, or for whom the Subscriber is acting as agent or nominee in connection with this investment, is (i) a country, person, or entity named on an Office of Foreign Assets Control ("OFAC") list or otherwise is, or has assets that are, blocked or prohibited from investment pursuant to any anti money laundering laws or regulations, (ii) a person or entity that resides or has a place of business in a country or territory named on such list, or (iii) a senior foreign political figure[1], an immediate family member[2] or close associate[3] of a senior foreign political figure within the meaning of the USA PATRIOT Act of 2001[4].

---

[1] A "senior foreign political figure" is defined as a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

[2] "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws.

[3] A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

[4] The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. Pub. L. No. 107-56 (2001).

4) Miscellaneous

a. Governing Law; Consent to Jurisdiction

This Subscription Agreement is made pursuant to and shall be governed by the laws of the State of Delaware notwithstanding the place where this Subscription Agreement is executed or the location of any office, venture or operation of the Company or the Subscriber. Any action or proceeding relating in any way to this Subscription Agreement or the offering of the Units may be brought and enforced in the Courts of the State of Delaware, and the Subscriber and the Company irrevocably submit to the jurisdiction of such courts in respect of any such action or proceeding. The Subscriber and the Company irrevocably waive any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

b. Survival; Legal Effect

The Subscriber agrees that the agreements and covenants set forth in this Subscription Agreement shall, in pertinent part, survive the acceptance of this Subscription Agreement.

c. Entire Agreement; Severability

(i) This Subscription Agreement contains the entire agreement and understanding of the parties hereto relating to the subject matter hereof, and supersedes any prior agreements and understandings of the parties relating to such subject matter.

(ii) In the event that any provision of this Subscription Agreement is held to be invalid or unenforceable in any jurisdiction, such provision shall be deemed modified to the minimum extent necessary so that such provision, as so modified, shall no longer be held to be invalid or unenforceable. Any such modification, invalidity or unenforceability shall be strictly limited both to such provision and to such jurisdiction, and in each case to no other. Furthermore, in the event of any such modification, invalidity or unenforceability, this Subscription Agreement shall be interpreted so as to achieve the intent expressed herein and therein to the greatest extent possible in the jurisdiction in question and otherwise as set forth herein and therein.

d. Counterparts; Facsimiles

This Subscription Agreement may be executed in one or more counterparts, each of which shall, however, together constitute the same document. Facsimiles shall have the same binding force and effect as original copies.

WAHCONAH PARK, INC.

SIGNATURE PAGE

4. <u>Registration of Shares</u>

Shares of Common Stock and Series A Preferred Stock to be registered as follows: (Check one)

- ☐ Individual Ownership
- ☐ Trust
- ☐ Joint Tenants with Rights of Survivorship (All tenants must sign below)
- ☐ Corporation
- ☐ Other (Please specify): Partnership/LLC
- ☐

* * * *

Amount of Subscription (minimum: $[ ]): $____________________

* * * *

The Subscriber must print all information exactly as it wishes such information to appear on the Company's records.

Subscriber's Name:____

Address:____
(Street)

____
(City) (Country)

____
(Postal Code) (E-mail Address)

Telephone Number:____

Jurisdiction of Organization (entities):_______________________________

Date of Formation (entities):___________

Fiscal Year (entities):_______________

82-103

SUBSCRIBER(S)

Individuals

____
(Signature)

____
(Print Name)

____
(Signature)

____
(Print Name)

Date: ____________________, _____

Entities

____

____

____

____
(Please Print Name of Signatory)

Date: ____________________, _____

ACCEPTED:

WAHCONAH PARK, INC.

By: ______________________________
Name:
Title:

Date: ____________________, _____

EXHIBIT 6

LICENSE AGREEMENT

License Agreement dated this 8th day of March, 2004, between the CITY OF PITTSFIELD, a municipal corporation of the Commonwealth of Massachusetts (the "City") located in Berkshire County and WAHCONAH PARK, INC., a Delaware corporation, its successors or assigns (the "Club").

In consideration of the mutual promises and undertakings set forth herein, the parties covenant and agree as follows:

1. LICENSE TO USE WAHCONAH PARK FACILITY. The City, subject to the conditions, limitations, and restrictions set forth herein, grants a license to the Club to use Wahconah Park ("the Park"), including locker rooms, office space, concessions, baseball field, and accessory facilities within the fenced area of Wahconah Park and the parking lot located adjacent to and south of the fenced area of Wahconah Park, all located at 105 Wahconah Street, Pittsfield, Massachusetts for the purposes and at the times described in Section 2.

2. SCHEDULE OF USE.

2.1 Regular Season Games. The Club may use the Park for the purposes of preparing for and playing its regularly scheduled games, as well as playoff games, if any, in a professional baseball league of which it may be a member during the regular baseball season of 2005. The Club agrees to play its regularly scheduled home games at the Park during the regular baseball season. The Club shall furnish a complete schedule of games to the City as soon as it is available. The Club shall assume full control and responsibility for all organization, personnel, equipment, and furnishings used by the Club and for all pre-game activities or other entertainment conducted at the Park.

2.2 Exhibition Games and Other Events. The Club may use the Park for the purpose of sponsoring exhibition games and other recreational, social, cultural, and educational events subject to the approval of the Board of Parks Commissioners of the City of Pittsfield ("Board") which approval shall not be unreasonably withheld.

2.3 . Other Family and Community Activities. With the prior approval of the Club to include a mutually agreeable rental or revenue-sharing arrangement on a case-by-case basis for such event, consistent with Section 6.6, the Park may be used for other family and community activities on dates and at times when no event has been scheduled by the Club. Such approval of the Club cannot be unreasonably withheld. The City may use the Park for events of its choosing on all days and nights when the Club has not scheduled a baseball game or other events, subject to the approval of the Club. Such approval of the Club cannot be unreasonably withheld. However, it shall not be deemed unreasonable for the Club to withhold approval for other professional, semi-professional, or collegiate league baseball games. After May 15, 2005, the Club's regular season and playoff games, exhibition games, and other events shall have priority over non-Club events.

2.4 Lights and Other Utilities

2.4.1 The Club may use the lighting system presently installed at the Park and shall make arrangements with Western Massachusetts Electric Company ("WMECO") before May 15, 2005 for the supply of and payment for electric current.

2.4.2 Subsequent to May 15, 2005, the Club shall pay all utility usage bills or fees.

2.4.3 At the expiration or termination of this Agreement by either party for any reason, the Club shall turn the lighting system over to the City in the same physical condition as existed on the date of execution of this Agreement, ordinary wear and tear excepted.

3. **REQUIRED INVESTMENT.** The Club shall invest one and a half million dollars ($1,500,000) in capital improvements and Facility Expenses, as defined in Section 6.7, in the Park prior to Opening Day 2005. However, after $1,000,000 is expended on the Park and to the extent that $1,500,000 has not been fully expended prior to Opening Day 2005, the Club may satisfy this requirement by placing the unexpended balance in escrow for the payment of future capital improvements and Facility Expenses. In the event that the Club does not meet this commitment, then this License Agreement shall be considered null and void. The Club shall provide the City with a financial statement by June 15, 2005 substantiating that the Club has paid for capital improvements and Facility Expenses equal to or exceeding $1,500,000, as well as the dedicated escrow information, if required.

4. **TERM OF LICENSE.**

4.1 Original Term. The term of this Agreement shall be until October 31, 2005. The Term begins when both parties execute the License Agreement.

4.2 Annual Renewal. At the end of the Original Term, this Agreement shall be renewable annually. Such renewal is conditioned upon the Club meeting such conditions as are described in Section 4.2.1 through Section 4.2.4 (the "Annual Renewal Preconditions"). If the Club wishes to renew this Agreement for an additional term of one year, the Club must request a renewal by August 1, 2005. This request shall be in writing and directed to the City. The City's approval must be in writing. Thereafter, the License is annually renewable provided that the Club requests an annual renewal by August 1st of each year. All Annual Renewals are always subject to the Annual Renewal Preconditions, as described below.

4.2.1 Provide Professional Baseball. The Club will have provided a professional baseball team that plays its home games at Wahconah Park, consistent with Section 7.

4.2.2 Meet Minimum Capital Improvements and Facility Expenses Formula. Invest sufficient money in the form of Facility Expenses, as described in Section 6.7, and capital improvements according to a formula which will be defined as being equal to the number of preceding years of the Term multiplied by $100,000 plus $100,000 (number of preceding years x $100,000 + $100,000). For the purpose of this calculation, the original Term of this License shall be deemed to be two years. Such Facility Expenses and capital improvements may be cumulatively calculated for the entire period of time that the Club has a License to use the Park.

4.2.3 Perform All Maintenance and Repairs. The Club shall have paid for all necessary maintenance and repair expenses in accordance with the provisions of Section 6, even if such expenses are in excess of the formula described in Section 4.2.2.

4.2.4 Family and Community Use. Allow the Park to be used for other family and community activities on dates and at times when no event has been scheduled by the Club, consistent with Section 2.3.

4.3 The Club shall pay a license fee of $1.00 per year to the City of Pittsfield.

5. REVENUES. The Club shall be entitled to all revenues from ticket sales, advertising, broadcast rights, and concessions:

5.1 Ticket Revenues. The Club shall be entitled to all revenue from ticket sales for league scheduled games played at the Park and for any other activities organized and run by the Club at the Park.

5.2 Advertising. The Club reserves the right to install and display advertising at the Park, and, at its own expense, to install signs in the ground behind the outfield fence, which may be seen above the fence. All signs shall be installed in accordance with all applicable laws, ordinances, and regulations, shall be the property of the Club and shall be maintained in a safe condition by the Club.

5.3 Fence Advertising. The Club shall have the exclusive right to sell advertising space on the playing field side of the outfield fence. The Club shall at all times during the Term be responsible for the maintenance and upkeep of the fence advertising. The Club shall maintain each sign in good repair and in a manner that shall not injure the fence. The Club shall cover all signs that advertise alcoholic beverages within one week after the last regular or post-season game played at the Park.

5.4 Broadcasting Games. The Club may permit its games to be broadcast and telecast from the field, and to charge media promoters for the broadcast rights.

5.5 Concession.

5.5.1 Beginning May 15, 2005, the City grants an exclusive license to the Club to use the concession facilities at the Park for twelve months per year during the Term but ending coterminously with the Term (the "Concession Term"). The concession covers the entirety of the Park grounds and is an exclusive concession to serve all activities and must be open for all games played by the Club. The Club shall provide a concession manager, to be paid for from concession proceeds, and concession equipment for all activities in the Park during the Concession Term for the benefit of the City and the various organizations conducting activities in the Park. If the concessions are operated by other than Club agents, servants, and employees, the equipment must be returned in the condition it was in when supplied to the user, ordinary wear and tear excepted, and the Club shall not be responsible and liable for any loss, damage, or personal injury caused by the user, its agents, servants and employees, so long as such use was approved by the Board. The Club shall not be entitled to any concession revenue from high school sports and other youth athletic events.

5.5.2 No alcoholic beverages, as defined in Massachusetts General Laws, chapter 138, shall be sold or served at any of the following non-Club events: (1) the annual drum and bugle corps competition; (2) school sponsored events; and (3) such other events which involve youth groups or youth activities.

5.5.3 During the Concession Term, the Club shall maintain the concession stands at its own expense. Any alterations or changes which become fixtures to the concession stands are subject to the City's approval, and will become the property of the City at the end of the Term, without cost to the City. The Club shall be responsible to the City for the concession stands and turn them over in good order and repair, ordinary wear and tear excepted, at the expiration or termination of this Agreement.

5.5.4 The City shall have no responsibility or liability whatsoever on account of any loss or damage to property or personal injury sustained by and caused by the Club, its agents, servants, and employees, due to the Club's exercise of its rights under this concession license.

5.5.5 The concession is subject also to the following rules and regulations with which the Club must comply strictly:

5.5.5.1 All licenses required for the sale of alcoholic beverages shall be in accordance with federal, state, and local law, and the Club shall have obtained such liquor liability insurance coverage as set forth in Section 11.1.

5.5.5.2 The Club shall, at its own expense, have the Park premises cleaned of all garbage, trash, and empty bottles, including the stadium and parking area, no later than 5:00 p.m. on the day following any home game.

5.5.5.3 All persons handling food and drink in connection with the Club's concession operation shall at all times be clean and neat.

5.5.5.4 The Club shall have the right to sell food, drink and merchandise in the stands and on the grounds of the Park, provided such sales are conducted in conformance with applicable law.

5.5.5.5 The Club shall employ a sufficient number of employees to give reasonable service to the spectators in the Park for all activities, including traffic, parking, and security.

5.5.5.6 The Club shall not increase concession prices above their usual rate for other family and community activities and events.

5.5.5.7 The Club has the right to assign in whole or in part its concession rights subject to consent of the City, not to be unreasonably withheld. The Club intends to offer the patrons of Wahconah Park a selection of various food, beverage, and non-food items from a rotating contingent of restaurants and shops representing the "Best of the Berkshires", and approval of these vendors will be deemed to be automatic unless the City raises a reasonable objection to a specific vendor.

5.6 Park Name. Neither the Club nor the City shall rename the Park during the Term of this License.

6. MAINTENANCE. The Club shall be responsible for the maintenance of the Park as follows:

6.1 Maintenance and Repairs. The Club, at the Club's expense, shall be responsible for all maintenance costs, upkeep expenses, and non-structural repairs to the Park.

6.2 Compliance with Laws, Ordinances, and Regulations. In its use of the Park, the Club agrees to abide by all applicable laws, ordinances, and regulations now in force or hereafter adopted.

6.3 Structural Repairs. During the Term of the Agreement, the Club shall make all necessary structural repairs to the Park.

6.4 Admission of the City; Public Safety. The City and its designated agents, employees, and officials responsible for the Park, as well as the City police, shall be allowed access to the Park at all times to perform official City duties. The Club shall be responsible for furnishing security protection during games and other Club activities, at its own expense.

6.5 Field and Facility Maintenance. After May 15, 2005, the Club shall be responsible for the field and facility maintenance and shall return the field to the condition it was in at the end of the Term.

6.6 Maintenance for Other Family and Community Activities. After May 15, 2005, the Club shall be responsible for the field maintenance which may be necessary when the Park is used for other family and community activities, as described in Section 2.3. When the Park is used for family and community activities, the users of the Park must recompense the Club for such field maintenance and Park use.

6.7 Facility Expenses. For purposes of this Agreement, the Club's monetary investments and expenses in performing its responsibilities under Section 6 shall be considered "Facility Expenses".

7. FAILURE TO PROVIDE BASEBALL TEAM. Failure on the part of the Club to use the Park to play regularly scheduled games in an organized professional baseball league for two consecutive seasons is a default of this Agreement, unless such failure is caused by force majeure or the league in which the Club has been playing or is scheduled to play becomes nonviable.

8. TERMINATION. Upon expiration or earlier termination of this License, all obligations of both parties hereunder shall cease and terminate, except any outstanding obligation to pay money and any liability that either party may have to the other for failure to comply with any of the terms of this Agreement.

9. RESERVATION OF RIGHTS. The City retains all rights and privileges concerning the Park except those specifically granted herein as exclusive rights and may use the Park or permit it to be used for any purpose whatsoever not inconsistent with the license to the Club.

10. INDEMNIFICATION. After May 15, 2005, the Club agrees to indemnify and hold the City harmless from and against all liability for injuries to persons or damage to property arising out of the Club's maintenance, operation, and use of the Park premises during activities organized and operated by the Club, except for any failure by the City to comply with all applicable laws, ordinances, and regulations or for the City's own negligence. The Club assumes all risk of loss, damage, or injury to the persons or property of any agent or employee of the Club by reason of the condition of the Park premises, and releases the City, its agents, employees, successors, and assigns from all claims for such loss, damage or injury sustained by such persons, unless directly caused by the negligence of the City, its agents, or employees. If it becomes necessary for the City to defend any action brought against it, or threatened to be brought against it, in each case arising from the instances listed above, the Club shall pay the City all costs and reasonable attorneys' fees incurred by the City in such defense only if the plaintiff prevails. The City reserves the right to order the Club to vacate the Park premises or to suspend use of the Park premises in the event an order pursuant to Massachusetts General Laws, Chapter 21E or other similar federal, state, or local law should so require.

11. INSURANCE.

11.1 By the Club. After May 15, 2005, the Club shall carry and maintain at the Club's sole cost and expense comprehensive general liability insurance and liquor liability insurance with an insurance company in good standing in the Commonwealth of Massachusetts with limits of general liability of at least Two Million ($2,000,000.00)

Dollars and limits of liquor liability of at least Five Hundred Thousand ($500,000.00) Dollars. Said insurance policies also shall specifically name the City as an additional insured. The Club shall annually, prior to the opening date of the season, provide the City with documentary evidence of the insurance policies in effect. In the event of cancellation or non-renewal of said insurance, the Club shall provide the City with notice of such cancellation or non-renewal of insurance at least twenty-one (21) days prior to the termination or cancellation of said insurance. Failure to maintain said insurance shall be a default of this Agreement, unless cured within 30 days notice of lapse.

11.2 By the City. The City shall carry and maintain 12 months per year, during the entire Term, at the City's sole cost and expense, comprehensive liability insurance and automobile liability insurance minimally conforming to the Certificate of Insurance attached hereto as **Appendix A**, as well as insurance covering the replacement cost of all structures and other property on the Park.

12. RULES OF INTERPRETATION. Unless otherwise required by the context in which any term appears:

12.1 Certain Terms. The words "herein", "hereof" and "hereunder" shall refer to this License Agreement as a whole and not to any particular section or portion of this License Agreement, and the words "include", "includes" or "including" shall mean "including, but not limited to".

12.2 Captions. The titles of the sections herein have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

12.3 Representation. This License Agreement was negotiated and prepared by both parties with advice of counsel to the extent deemed necessary by each party; the parties have agreed to the wording of this License Agreement, and none of the provisions hereof shall be construed against one party on the ground that such party is the author of this License Agreement or any part thereof.

12.4 Exhibits. The exhibits hereto are incorporated in and are intended to be a part of this License Agreement; provided, however, that in the event of a conflict between the terms of any exhibit and the terms of this License Agreement with respect to the substantive obligations of any party, the terms of this License Agreement shall take precedence.

12.5 Good Faith. The parties shall act reasonably and in accordance with the principals of good faith and fair dealing in the performance of this License Agreement. Unless expressly provided otherwise in this License Agreement, (i) where this License Agreement requires the consent, approval or similar action by a party, such consent or approval shall not be unreasonably withheld or delayed, and (ii) wherever this License Agreement gives a party the right to determine, require, specify or take similar action with respect to a matter, such determination, requirement, specification or similar action shall be reasonable.

12.6 Board Action. Except for any provisions that require the "consent of the City", all actions called for herein to be taken by the City shall be taken by the City acting through the Board.

12.7 City Consent. Any provision requiring the "consent of the City" shall require the consent of the Board and the Mayor of the City.

12.8 Force Majeure. Force majeure shall mean some unforeseen event, such as a natural disaster or other "Acts of God" beyond the control of that party, which prevents it from performing its obligations under the contract. However, force majeure is intended to excuse a party only if the failure to perform could not be avoided by the exercise of due care by that party.

13. ASSIGNMENT. The Club shall not assign this Agreement or any part thereof, except as provided in Section 5.5.5.7, without the prior consent of the City, which consent cannot be unreasonably withheld.

14. ENTIRE AGREEMENT. This Agreement together with attachments hereto contains a complete statement of the undertakings between the parties with respect to its subject matter, supersedes all prior agreements and undertakings. There are no representations not set forth in this Agreement that have been relied upon by the parties.

15. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original.

16. MODIFICATIONS. This Agreement may be modified solely by mutual written consent of the parties.

17. SEVERABILITY. If any provision of this Agreement shall be deemed by any court having jurisdiction thereon to be invalid or unenforceable, the balance of this Agreement shall remain in effect; if any provision of this Agreement shall be deemed by any such court to be unenforceable because such provision is too broad in scope, such provision shall be construed to be limited in scope to the extent such court shall deem necessary to make it enforceable; and if any provision is deemed inapplicable by any such court to any person or circumstance, it shall nevertheless be construed to apply to all other persons and circumstances.

18. GOVERNING LAWS; EFFECT. This Agreement shall be governed by and construed in accordance with the substantive law of the Commonwealth of Massachusetts, without giving effect to the conflicts or choice of law provisions of Massachusetts or any other jurisdiction, and shall have the effect of a sealed instrument.

19. NOTICE. Any notice, approval, consent or other communication under this Agreement shall be in writing and shall be considered given when (1) delivered personally, or (2) mailed by registered or certified mail, return receipt requested or (3) transmitted by telecopy with a confirming copy sent by overnight mail or courier service to the parties at the addresses indicated below (or at such other address as a party may specify by notice to the others pursuant hereto). Notice given by a party's counsel shall be considered notice given by that party.

If to the Club, to it at:

Jim Bouton
P.O. Box 188
36 Millard Road
North Egremont, MA 01252

Donald B. Elitzer
39 Alford Road
Great Barrington, MA 01230

and upon the City by certified mail to:

Board of Park Commissioners
874 North Street
Pittsfield, MA 01201

and:

Office of the Mayor
City of Pittsfield
City Hall, 70 Allen Street
Pittsfield, MA 01201

with a copy to:

Office of the City Solicitor
City of Pittsfield
City Hall, 70 Allen Street
Pittsfield, MA 01201

IN WITNESS WHEREOF, the City has caused this Agreement to be duly executed in its name and behalf and its seal duly affixed by its Mayor and the Chairman of the Board after a vote of said body; and the Club has caused this Agreement to be duly executed in its name and behalf and its seal duly affixed by its President as of the day first above written.

CITY OF PITTSFIELD

By: ______________________
James M. Ruberto
Mayor, City of Pittsfield

WAHCONAH PARK, INC.

By: ______________________
Jim Bouton
President

By: ______________________
Donald B. Elitzer
Secretary Treasurer

BOARD OF PARK COMMISSIONERS

By: ______________________
Michael Filpi, Chairman

94-103

EXHIBIT 11

95-103

JONATHAN BAUM
39 Hollenbeck Avenue
Great Barrington, Massachusetts 01230
Tel: 413 528 7980
Fax: 413 528 6725
jnbaum@bcn.net

April 15, 2004

Wahconah Park, Inc.
39 Alford Road
Great Barrington, Massachusetts 01230

Re: Offering Statement on Form 1-A

Ladies and Gentlemen:

I have acted as special counsel for Wahconah Park, Inc., a Delaware corporation (the "Company"), in connection with the offering pursuant to Regulation A promulgated pursuant to the Securities Act of 1933 (the "Offering") by the Company of 5,5000 Units (the "Units"), each consisting of one share of Common Stock, par value $.01 per share, of the Company (the "Common Stock") and [ ] shares of Series A Redeemable, Non-Voting Preferred Stock, par value $.01 per share of the Company (the "Series A Preferred Stock"). The Units are to be offered to the public by the Company. The opinion set forth below is based on the assumption that at least par value will be paid for the shares of Common Stock and Series A Preferred Stock that comprise the Units. (For purposes of this letter, the term "Shares" refers to the shares of Common Stock and Series A Preferred Stock that comprise each Unit.)

With your permission, all assumptions and statements of reliance herein have been made without any independent investigation or verification on my part except to the extent otherwise expressly stated, and I express no opinion with respect to the subject matter or accuracy of such assumptions or items relied upon.

In connection with this opinion, I have (i) investigated such questions of law, (ii) examined original or certified, conformed or reproduction copies of such agreements, instruments, documents and records of the Company, such certificates of public officials, officers and other representatives of the Company and other persons and such other documents, and (iii) received such information from officers and representatives of the Company as I have deemed necessary or appropriate for the purposes of this opinion.

In all such examinations, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of original and certified documents and the conformity to original or certified documents of all copies submitted to us as conformed or reproduction copies.

As to various questions of fact relevant to the opinions expressed herein, I have relied upon, and assume the accuracy of, representations and warranties made by each subscriber and contained in the form of Subscription Agreement and certificates and oral or written statements and other information of or from public officials, officers or representatives of the Company and others and assume compliance on the part of all parties to the Subscription Agreements with their covenants and agreements contained therein.

Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, I am of the opinion that the Shares qualified pursuant to the Offering Statement to be sold by the Company (when issued, delivered and paid for in accordance with the terms of the Subscription Agreements) will be duly authorized, validly issued, fully paid and non-assessable.

The opinion expressed herein is limited to the General Corporation Law of the State of Delaware (the "GCLD") and applicable provisions of the Delaware Constitution, in each case as currently in effect, and reported judicial decisions interpreting the GCLD and the Delaware Constitution. The opinion expressed herein is given as of the date hereof, and I undertake no obligation to supplement this letter if any applicable laws change after the date hereof or if I become aware of any facts that might change the opinion expressed herein or for any other reason.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement. In giving such consent, I do not hereby admit that I am in the category of such persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

Jonathan Baum

EXHIBIT 15.1

98-103



VISITOR'S BULLPEN
WAHCONAH STREET
HOUSATONIC RIVER
1ST BASE STANDS ABOVE VISITOR'S CLUBHOUSE
VISITOR'S DUGOUT AND CORPORATE FIELD BOXES
EXISTING FLOOD LIGHTS
EXISTING GRANDSTAND
FOOD COURT
HOME TEAM DUGOUT AND CORPORATE FIELD BOXES
MAIN ENTRY
OUTFIELD BLEACHER SEATING
WETLANDS BOUNDARY LINE
HOME TEAM BULLPEN
3RD BASE STANDS ABOVE HOME TEAM CLUBHOUSE
ROOFTOP PICNIC PAVILION
WALKWAY MUSEUM AND HALL OF FAME
CONCESSIONS
WETLANDS BOUNDARY LINE

Architect:
Clark & Green, Inc
www.clarkandgreen.com

WAHCONAH PARK EXPANSION

WAHCONAH PARK INC.

April 8, 2004

SCALE: 1" = 100'-0"
0 50' 100'

99-103

EXHIBIT 15.2

100-103


Bouton
Elitzer
Margenau
Investors
45%
45%
10%
4,500 common shares @ $1.00
5,500 common shares @ $1.00
55,000 redeemable preferred shares
@ $72.73 ($4,000,150)
45%
55%
Wahconah
Park, Inc.

Investors shall purchase ten preferred shares with each common share.

No dividends shall be paid on the common shares until all of the preferred shares have been redeemed.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Great Barrington, Commonwealth of Massachusetts, on April 9, 2004.

WAHCONAH PARK, INC.

By: ______________________________
Jim Bouton, President and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
(Signature) Jim Bouton

President and Director
(Title)

April 9, 2004
(Date)

____
(Signature) Donald B. Elitzer

Secretary-Treasurer & Director
(Title)

April 9, 2004
(Date)

102.10